Exhibit 2.1

STOCK PURCHASE AGREEMENT

By and Between

RADIANT LOGISTICS, INC.

(a Delaware corporation)

and

ROSALIN POLISENO

and

JOSEPH POLISENO

the Shareholders

of

SERVICE BY AIR, INC.

(a New York corporation)

June 8, 2015

ARTICLE 1TABLE OF CONTENTS

i

4.25	Insurance.	16

4.26	Compliance with Laws.	16

4.27	Licenses and Permits.	16

4.28	Environmental Matters.	17

4.29	Intellectual Property Matters.	17

4.30	Absence of Certain Business Practices.	17

4.31	Brokers or Finders.	17

4.32	WSM and SBA Global Logistic.	17

4.33	Completeness of Contracts.	17

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER		18

5.1	Organization and Qualification.	18

5.2	Corporate Instruments and Records.	18

5.3	Authorization; Valid and Binding Obligation.	18

5.4	No Violations.	18

5.5	Investment Intent.	18

5.6	Brokers or Finders.	19

ARTICLE VI INDEMNIFICATION; SURVIVAL OF REPRESENTATIONS AND WARRANTIES AND CERTAIN COVENANTS		19

6.1	Indemnification.	19

6.2	Basket and Other Limits.	19

6.3	Expiration of Representations, Warranties and Covenants.	20

6.4	Methods of Asserting Claims for Indemnification.	20

6.5	Right of Setoff.	21

6.6	No Right of Contribution.	21

ARTICLE VII ADDITIONAL AGREEMENTS OF THE PARTIES		21

7.1	Confidentiality.	21

7.2	Non-Competition.	22

7.3	Non-Solicitation.	22

7.4	Injunctive Relief.	23

7.5	Further Acts and Assurances; Inspection.	23

7.6	Public Announcements.	23

7.7	Termination of Shareholders’ Agreement.	23

7.8	Tax Matters.	24

7.9	Resolution of Disputes.	25

7.10	Change and Use of Name.	26

ARTICLE VIII MISCELLANEOUS		26

8.1	Definitions.	26

8.2	Cumulative Remedies; Waiver.	31

8.3	Notices.	31

8.4	Entire Agreement; Assignment.	31

8.5	Binding Effect; Benefit.	32

8.6	Headings.	32

8.7	Counterparts.	32

8.8	Governing Law.	32

8.9	Severability.	32

8.10	Expenses.	32

8.11	Amendment and Modification.	32

8.12	Time of Essence.	32

8.13	Shareholders’ Agent.	32

8.14	Construction.	33

Exhibits

A	Form of Escrow Agreement

B	Excluded Payable

Schedules

1.2(a)	Wire Instructions for Shareholders

1.5	Allocation of Purchase Price

4.1	Jurisdictions

4.2	Articles/Bylaws

4.5	Subsidiaries

4.7	No Violations

4.8	Financial Statements

4.9	Absence of Undisclosed and Contingent Liabilities

4.10	Permitted Transactions

4.11(b)	Guarantees

4.12	Tax Returns

4.13	Litigation

4.14	Real Property

4.15	Tangible Personal Property

4.17	Material Contracts

4.18	Relationship with Related Persons

4.19	Banking Matters

4.20	Labor and Employment Matters

4.22	Stations

4.23	Customers

4.24	Product and Services Warranties

4.25	Insurance Coverage

4.28	Environmental Matters

4.29	Intellectual Property

4.31	Brokers or Finders

6.1(a)	Legal Proceedings

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”), is made effective as of June 8, 2015 by and between Radiant Logistics, Inc., a Delaware corporation (the “Purchaser”) and Rosalin Poliseno and Joseph Poliseno  (collectively, the “Shareholders”), the sole shareholders of Service By Air, Inc., a New York corporation (the “Company”), and Rosalin Poliseno, an individual residing in the state of New York, as agent for the shareholders (the “Shareholders’ Agent”).  Unless otherwise specified, defined terms used herein shall have the meanings set forth in Section 1.3 or 8.1 of this Agreement.  The Purchaser, the Company and the Shareholders are each referred to individually herein as a “Party,” and collectively as the “Parties.”

WITNESSETH:

WHEREAS, the Shareholders own beneficially and of record one hundred percent (100%) of the issued and outstanding capital stock of the Company, consisting of 95 shares of common stock, no par value (the “Shares”);

WHEREAS, the Shareholders desire to sell, and the Purchaser desires to purchase, all of the Shares for the consideration and on the terms set forth herein; and

WHEREAS, the Shareholders have elected to appoint the Shareholders’ Agent as their sole and exclusive agent, representative and attorney-in-fact under this Agreement before and after the Closing of the transactions contemplated hereby.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE 1

SALE AND TRANSFER OF SHARES

Section 1.1 Sale and Purchase of the Shares.

In reliance upon the representations, warranties, covenants and additional agreements contained in this Agreement, as of the date of the closing of the transactions described in this Agreement (the “Closing”), the Purchaser agrees to purchase the Shares from the Shareholders, and the Shareholders agree to sell, transfer, convey, assign and deliver the Shares to the Purchaser, subject to and on the terms and conditions set forth in this Agreement, such sale, transfer, conveyance, assignment and delivery of the Shares causing the entire right, title and interest in and to the Shares to be transferred beneficially and of record to Purchaser, free and clear of any Encumbrances or Rights of any kind or nature whatsoever; and at such time the Shares will be fully paid and non-assessable.  At the Closing, the Shareholders will deliver to the Purchaser certificates evidencing the Shares duly endorsed in blank or with stock powers duly executed by the Shareholders.  In consideration thereof, the Purchaser shall pay and deliver to the Shareholders the purchase price for the Shares set forth in and in accordance with Sections 1.2 through 1.4 hereafter.

Section 1.2 Purchase Price.

(a) The aggregate purchase price (the “Purchase Price”) to be paid by the Purchaser shall be an amount equal to Twelve Million Two Hundred Fifty Thousand Dollars ($12,250,000) subject to an adjustment described in Section 1.3.

(b) The Purchaser shall pay the Purchase Price as follows:

(i) At the Closing, Eleven Million Three Hundred Seventy Five Thousand Dollars ($11,375,000) (the “Initial Closing Cash Payment”) by wire transfer of immediately available funds to an account or accounts designated by the Shareholders;

(ii) At the Closing, Five Hundred Thousand Dollars ($500,000) (the “Indemnification Escrow Amount”) to Wilmington Savings Fund Society, FSB, as escrow agent (the “Escrow Agent”) to place in an escrow fund (the “Indemnification Escrow Fund”) pursuant to the terms of the escrow agreement attached hereto as Exhibit A (the “Escrow Agreement”), to satisfy all or part of any claims for indemnity pursuant to Article VI hereof; and

(iii) At the Closing, Three Hundred Seventy Five Thousand Dollars ($375,000) (the “Working Capital Escrow Amount” and, together with the Indemnification Escrow Amount, the “Escrow Amount”) to the Escrow Agent to place in an escrow fund (the “Working Capital Escrow Fund”) pursuant to the terms of the Escrow Agreement to satisfy, up to the full Working Capital Escrow Amount, any Deficit Working Capital Amount as may be owed by the Shareholders to the Purchaser pursuant to Section 1.3(b) hereof.

Section 1.3 Purchase Price Adjustments.

(a) Bank Indebtedness Adjustment. The Initial Closing Cash Payment has been agreed to by the Parties on the assumption that as of the Closing Date the Company shall have no Bank Indebtedness.  To the extent that as of the Closing Date, the Company shall have outstanding Bank Indebtedness, the Initial Closing Cash Payment payable at Closing shall be reduced by the amount of such Bank Indebtedness.

(b) Working Capital Adjustments.

(i) For purposes of this Agreement, the following terms have the following meanings:

“Accounts Receivable Adjustment Deficit” means the lower of (i) the amount, if any, by which the Current Closing Date Accounts Receivable exceeds Collected Cash (without any fee or deduction other than collection fees incurred to third parties in the ordinary course) and (ii) $375,000.

“Accounts Receivable Adjustment Surplus” means the amount, if any, by which the amount of Collected Cash (without any fee or deduction other than collection fees incurred to third parties in the ordinary course) exceeds the Current Closing Date Accounts Receivable.

“Aged Closing Date Accounts Receivable” means accounts receivable which, as of the Closing Date, are over 90 days old.

“CCD A/R Schedule” means a schedule of the Current Closing Date Accounts Receivable cumulatively and by individual Current Closing Date Account Receivable.

“Closing Date Accounts Payable” means the accounts payable and accrued payables of the Company as of the Closing Date, as determined on or before the Reconciliation Date.

“Closing Date Accounts Receivable” means, collectively, the Current Closing Date Accounts Receivable and the Aged Closing Date Accounts Receivable, as determined on or prior to the Reconciliation Date.

“Closing Date Balance Sheet” means a balance sheet of the Company as of the Closing Date,  prepared in accordance with GAAP (modified by the Revenue Recognition Policy) applied on a basis consistent with those principles, methods, policies, classifications and estimation methodologies used by the Company in the preparation of its 2014 audited financial statements.

“Closing Date Working Capital” means the Company’s Working Capital (as defined in and calculated in accordance with Section 8.1 hereof) as of the Closing Date.

“Collected Cash” means the amount of cash actually collected by the Company from and with respect to the Closing Date Accounts Receivable during the period from the Closing Date through the Reconciliation Date (excluding any cash collected from the Excluded Receivables).

“Current Closing Date Accounts Receivable” means accounts receivable which, as of the Closing Date, are 90 days old or under 90 days old and accrued accounts receivable.

“Deficit Working Capital Amount” means the amount, if any, by which the Closing Date Working Capital is less than the Minimum Working Capital Amount.

“Delivery Date” means the date which is one hundred twenty five (125) days after the Closing Date.

“Delivery Date Deliverables” means the items referred to in clauses (1) through (7) of Section 1.3(b)(ii) below and the items referred to in clauses (1) and (2) of Section 1.3(b)(iii) below..

“Excluded Payables” means those accounts payable in those amounts set forth on Exhibit  B hereto.

“Excluded Receivables” means those accounts receivable or accrued receivables from the obligors under the Excluded Payables but, in each case, only up to the amount of the corresponding Excluded Payable (as set forth on Exhibit B hereto).   For purposes of clarity, any accounts receivable or accrued receivable in excess of the Excluded Payable for the applicable obligor/payee are not Excluded Receivables.

“Minimum Working Capital Amount” means Two Million Dollars ($2,000,000.00).

“Reconciliation Date” means the date that is one-hundred and twenty (120) days after the Closing Date.

“Residual Escrow Amount” means the amount, if any, by which the Working Capital Escrow Amount exceeds the Accounts Receivable Adjustment Deficit.

“Surplus Working Capital Amount” means the amount, if any, by which the Closing Date Working Capital exceeds the Minimum Working Capital Amount.

(ii) On or before the Delivery Date, at Purchaser’s expense, Purchaser shall prepare (1) the Closing Date Balance Sheet; (2) a determination of Closing Date Working Capital; (3) a comparison of the Closing Date Working Capital to the Minimum Working Capital Amount; (4) the CCD A/R Schedule; (5) a schedule of the Closing Date Accounts Payable; (6) a schedule of the Aged Closing Date Accounts Receivable; and (7) a schedule of Excluded Receivables as of the Closing Date.   The Delivery Date Deliverables shall be delivered to the Shareholders by the Purchaser on or prior to the Delivery Date.  Promptly upon the delivery of the Delivery Date Deliverables to the Shareholders, the Purchaser shall allow, at Shareholders’ expense, Cornick, Garber & Sandler, LLP or such other accounting firm designated by the Shareholders, access to the applicable books and records and personnel of the Company in accordance with Section 7.5 hereof in order to make inquiries as to the basis for the preparation of the Delivery Date Deliverables and the calculation of the Accounts Receivable Adjustment (as defined below) and any other Purchase Price adjustment under this Section 1.3.

(iii) On the Delivery Date, the Purchaser shall also deliver to the Shareholders a schedule identifying: (1) the amount of Collected Cash (shown cumulatively and by individual Closing Date Account Receivable) and (2) the amount of the difference between Collected Cash and the amount of Current Closing Date Accounts Receivable as shown on the CCD A/R Schedule (the amount of such difference is herein referred to as the “Accounts Receivable Adjustment”).

(iv) If there is an Accounts Receivable Adjustment Deficit, the Shareholders shall owe such Accounts Receivable Adjustment Deficit to the Purchaser, which amount shall be paid by deducting the amount of the Accounts Receivable Adjustment Deficit from the Working Capital Escrow Amount and, subject to, and after the application of, Section 1.3(b)(vi) below, the Company or the Purchaser shall pay, or instruct the Escrow Agent to pay, any Residual Escrow Amount to the Shareholders in immediately available funds, in each case within ten (10) Business Days after the end of the Response Period (as defined below) or, in the event the Shareholders have delivered to the Purchaser a timely Objection Notice under Section 1.4, within ten (10) Business Days after the final determination of the Independent Accountants pursuant to Section 1.4(c).

(v) If there is an Accounts Receivable Adjustment Surplus, subject to, and after the application of, Section 1.3(b)(vi) below, such Accounts Receivable Adjustment Surplus shall be paid to the Shareholders by the Purchaser in immediately available funds within ten (10) Business Days after the Delivery Date and the Working Capital Escrow Amount shall be paid, and, within ten (10) Business Days after the Delivery Date, the Purchaser shall instruct the Escrow Agent to pay the Working Capital Escrow Amount to the Shareholders in immediately available funds.

(vi) In the event that there is a Deficit Working Capital Amount, the Shareholders shall owe such Deficit Working Capital Amount to the Purchasers, which amount shall be paid (ii) first, by deducting the Residual Escrow Amount from the Working Capital Escrow Amount (with any remaining Residual Escrow Amount hereafter referred to as the “Remaining Residual Escrow Amount”) and the Company or the Purchaser shall pay, or instruct the Escrow Agent to pay, such Remaining Residual Escrow Amount to the Shareholders in immediately available funds, (ii) second, if necessary, by set-off against any Accounts Receivable Adjustment Surplus and (iii) third, if necessary, by the Shareholders in immediately available funds, in each case within ten (10) Business Days after the end of the Response Period (as defined below) or, in the event the Shareholders have delivered to the Purchaser a timely Objection Notice under Section 1.4, within ten (10) Business Days after the final determination of the Independent Accountants pursuant to Section 1.4(c).

(vii) In the event that there is a Surplus Working Capital Amount, the Company or the Purchaser shall pay such Surplus Working Capital Amount to the Shareholders in immediately available funds and the Residual Escrow Amount shall be paid, and the Purchaser shall instruct the Escrow Agent to pay the Residual Escrow Amount, to the Shareholders in immediately available funds, in each case within ten (10) Business Days after the end of the Response Period or, in the event the Purchaser has delivered to the Shareholders a timely Objection Notice under Section 1.4, within ten (10) Business Days after the final determination of the Independent Accountants pursuant to Section 1.4(d).

(viii) No interest shall accrue on any amounts payable pursuant to this Section 1.3(b).  For purposes of clarity, the maximum amount of any Accounts Receivable Adjustment which the Purchaser may be entitled to is the amount in the Working Capital Escrow Fund and claims against the Working Capital Escrow Fund shall be the Purchaser’s sole remedy in the event of an Accounts Receivable Adjustment Deficit.  In addition, for purposes of clarity, no bad debt reserve will be taken into account in the calculation of any adjustment to the Purchase Price under this Section 1.3.

(c) Collection Matters.

(i) After the Closing Date and until the Reconciliation Date, the Company shall collect the Closing Date Accounts Receivable in accordance with the Company’s normal collection processes used prior to the Closing Date.  Without limiting the foregoing, during the period commencing on the Closing Date and ending on the Reconciliation Date, unless the Purchaser and the Company receive the prior written consent of the Shareholders, (A) the Company shall not terminate those employees historically responsible for the collection of the Company’s accounts receivable prior to the Closing Date (unless for Cause) and, such employees shall continue to collect the Company’s Closing Date Accounts Receivable on principally the same basis and at the same location as prior to the Closing Date, (B) except as otherwise specifically indicated by a customer, cash received by the Company from any customer shall be first applied to the oldest account receivable outstanding with such customer and (C) the Company and the Purchaser shall not intentionally take any action which would reasonably be expected to adversely affect the Company’s ability to collect the Closing Date Accounts Receivables either from the obligor or Euler Hermes under the A/R Insurance Policy (as defined below).  Without limiting Section 7.5 hereof, the Company shall provide to the Shareholders’ Agent no less frequently than monthly, information regarding Closing Date Accounts Receivable which have converted and have not converted to cash during such period.

(ii) Neither the Purchaser nor the Company shall be required to commence legal action or take any extraordinary actions in connection with the collection of the Company’s account receivable.

(iii) After the Reconciliation Date and any payment contemplated by Section 1.3(b), any Closing Date Accounts Receivable which did not convert to cash as of the Reconciliation Date (“Uncollected Accounts Receivable”), whether or not included within the Closing Date Working Capital determination (in whole or in part), will continue to be collected for the account of the Purchaser to the extent of, and until, the Purchaser has recovered, the unpaid amount (if any) to which Purchaser is entitled under Section 1.3(b), and thereafter all such remaining Uncollected Accounts Receivable will continue to be collected for the Shareholders’ account and shall be promptly (but no less frequently than monthly) remitted to the Shareholders’ Agent, together with such information as is reasonably necessary to identify the Closing Date Accounts Receivable to which such proceeds relate, net of amounts actually paid by the Company after the Reconciliation Date (in consultation with the Shareholders’ Agent) with respect to (but no more than) any third party Closing Date Accounts Payable identified after the Reconciliation Date and which were not included within the Closing Date Working Capital determination (other than the Excluded Accounts Payable).

(iv) The Purchaser has been advised by the Company that it maintains a Multi-Markets Business Credit Insurance Policy (the “A/R Insurance Policy”) with Euler Hermes that as of the Closing Date remains in full force and effect, the terms of which shall not be adversely affected by the Closing.  The Purchaser will not take any action to cancel or modify the A/R Insurance Policy; provided that, the Purchaser assumes no obligation to make any payments after the Closing to maintain the A/R Insurance Policy in effect.  The Purchaser shall reasonably cooperate with the Shareholders’ Agent in maintaining the A/R Insurance Policy until it expires by its terms and Purchaser will permit the Shareholders’ Agent (and her agents) to serve as an agent of the Company for the sole purpose of making and pursuing claims under the A/R Insurance Policy with respect to Closing Date Accounts Receivable that have been covered by the A/R Insurance Policy.  To the extent that the Company collects any proceeds under the A/R Insurance Policy prior to the Reconciliation Date, such proceeds shall be taken into account in the calculation of the Accounts Receivable Adjustment and Closing Date Working Capital.  To the extent that the Company collects any proceeds under the A/R Insurance Policy on or after the Reconciliation Date, such proceeds shall first be collected for the account of the Purchaser to the extent of the unpaid amount (if any) to which Purchaser is entitled under Section 1.3(b), and thereafter any such remaining proceeds shall be collected for the account of the Shareholders and shall be remitted to the Shareholders’ Agent in accordance with Section 1.3(c)(iii).

Section 1.4 Objections; Dispute Resolution.

(a) If either the Purchaser or the Shareholders disagree (either such Party, the “Objecting Party”) with any of the Delivery Date Deliverables, the Closing Date Working Capital or any component parts thereof (including the Closing Date Accounts Receivable), the Objecting Party shall, within thirty (30) days after the Delivery Date (the “Response Period”), deliver to the other Party a written statement (the “Objection Notice”) setting forth in reasonable detail the nature of the objections to each of any discrepancies believed to exist.  If no Objection Notice is given within the Response Period, then the calculations of Closing Date Working Capital and all components thereof, including Closing Date Accounts Receivable and Closing Date Accounts Payable, shall be controlling for all purposes of this Agreement.

(b) If an Objection Notice is timely given within the Response Period by either or both Parties, the Purchaser and the Shareholders shall use good faith efforts to jointly resolve any objections and discrepancies set forth in such Objection Notice within thirty (30) days of the receipt by the other Party of such Objection Notice, which resolution, if achieved, shall be fully and completely binding upon all Parties to this Agreement and not subject to further review, appeal, or dispute.

(c) If the Purchaser and the Shareholders are unable to resolve the objections and discrepancies set forth in any such Objection Notice to their mutual satisfaction within such thirty (30) day period, then the matter shall be submitted to an accounting firm of regional renown, mutually and reasonably acceptable to the Purchaser and the Shareholders, that has no ongoing relationship to any of the Parties or the Company (the “Independent Accountants”).  In submitting such matter to the Independent Accountants, the Purchaser and the Shareholders shall concurrently deliver, at their own expense, to the Independent Accountants and the other Party such documents and information as the Independent Accountants may request.  Each Party may also deliver to the Independent Accountants such other information and documents as it deems relevant, with copies of such submission and all such documents and information being concurrently delivered to the other Party.  Neither Party shall have or conduct any communication, either written or oral, with the Independent Accountants without the other Party either being present (or waiving the right to be present) or receiving a concurrent copy of any written communication.  The Independent Accountants may conduct a conference concerning the objections and disagreements between the Purchaser and the Shareholders, at which conference each Party shall have the right to (i) present its documents, materials and other evidence (previously provided to the Independent Accountants and the other Party), and (ii) have present its or their advisors, accountants and/or counsel.  The Independent Accountants shall promptly (but not to exceed seventy-five (75) days from the date of engagement of the Independent Accountants) render a decision, acting as an expert and not an arbitrator, on the issues presented, and such decision shall be final and binding on all of the Parties to this Agreement.  In the event the Independent Accountants require a payment to be made by one Party to the other Party, such payment shall be due and payable within thirty (30) days from the date the decision is rendered.  If requested, each of the Parties shall indemnify and hold harmless the Independent Accountants, and execute whatever documents or agreements are reasonably necessary to effectuate the foregoing.

(d) The Shareholders, on the one hand, and Purchaser, on the other hand, shall each pay 50% of all costs, fees and expenses to engage the Independent Accountants provided, that, in the event that (i) the Purchaser is the Objecting Party and the final determination of Closing Date Working Capital, Closing Date Accounts Receivable or Closing Date Accounts Payable, as the case may be, is 95% or more of the respective amount determined by the Independent Accountants, then the Purchaser shall pay all of the fees and expenses of the Independent Accountants and (ii) the Shareholders are the Objecting Party and the final determination of Closing Date Working Capital, Closing Date Accounts Receivable or Closing Date Accounts Payable, as the case may be, is 105% or less of the amount determined by the Independent Accountants, then the Shareholders shall pay all of the fees and expenses of the Independent Accountants.

(e) In connection with its review of all matters arising under the Closing Balance Sheet, the Purchaser shall provide the Shareholders, their representatives and the Independent Accountants complete access to the books, records, personnel and facilities of or pertaining to the Company.

Section 1.5 Allocation of Purchase Price.

The allocation of the Purchase Price and all other payments made to the Shareholders, will be allocated among the Shareholders of the Company, pro rata, in accordance with such Shareholders’ ownership of the issued and outstanding stock of the Company as set forth on Schedule 1.5.  All payments will be allocated among the Shareholders in the percentages set forth on Schedule 1.5, and Purchaser shall be held harmless and indemnified by the Shareholders to the extent allocations of the purchase price or other payments are made in accordance with the percentages set forth on Schedule 1.5.

ARTICLE 2

CLOSING

Section 2.1 Closing Date.

The Closing may either take place in person at such location as may be agreed by the Parties, or may take place electronically following an email exchange of executed signature pages of all documents to be delivered pursuant hereto or at such other place and time or on such other date as may be mutually agreed upon by the Parties. The date upon which the Closing shall occur shall be referred to in this Agreement as the “Closing Date.” The conveyance of the Shares shall be effective as of 10:00 a.m., Eastern Standard Time, on the Closing Date (the “Effective Time”).

Section 2.2 Closing Transactions.

At the Closing, the following transactions shall occur, all of such transactions being deemed to occur simultaneously:

(a) The Shareholders shall deliver or cause to be delivered to the Purchaser, or if specified to such other person, the following:

(i) Certificates representing all of the Shares duly endorsed by the Shareholders in blank or accompanied by assignments separate from certificates duly endorsed in blank, and such other duly executed transfer documents as are required to perfect the transfer;

(ii) Settlement Agreements reasonably satisfactory to the Purchaser resolving and settling any and all disputes arising out of or in connection with, the matter of Service By Air, Inc. v. Phoenix Cartage and Air Freight, LLC, et al, Case No. 14-cv-1754 (N.D. ILL. – Dow, J), including without limitation, counterclaims between the Company, Phoenix Cartage and Air Freight and/or Philippe Gabay;

(iii) Such instruments, documents, and agreements reasonably satisfactory to the Purchaser, addressing any and all disputes arising out of or in connection with, the TransVantage Solutions, Inc., TransVantage Transportation, Inc., or TransVantage Forwarding, Inc. bankruptcy;

(iv) The Escrow Agreement, executed by the Shareholders;

(v) Agreements reasonably satisfactory to the Purchaser between the Company and stockholders of Consolidators effectuating the acquisition by the Company of, in the aggregate, all of the issued and outstanding shares of Consolidators;

(vi) A certificate of good standing from the office of the New York Secretary of State and from the office of the Secretary of State of any other state in which the Company is qualified as a foreign corporation, dated within fifteen (15) days of the Closing Date to the effect that the Company is in good standing under the laws of such state;

(vii) Copies of all resolutions of the Company’s board of directors authorizing the transactions contemplated under this Agreement;

(viii) All Shareholders’ Schedules and attachments and items referred to therein;

(ix) All approvals, consents, permits and waivers of Governmental Authorities and any other Person necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, including any regulatory and other approvals required by the change of control associated with this transaction, including, without limitation, the Federal Maritime Commission, and all licenses or permits that require notification regarding the change of control associated with this transaction; and no such approval, consent, permit or waiver of any Governmental Authority or such other third party shall contain any term or condition that Purchaser in its reasonable discretion determines to be unduly burdensome;

(x) An incumbency certificate signed by the President of the Company dated at or about the Closing Date;

(xi) Copies of the Company’s Certificate of Incorporation and bylaws certified by the Secretary of the Company dated at or about the Closing Date;

(xii) The resignation of each senior executive officer and director of the Company, Consolidators and Service by Air, Limited in form and substance satisfactory to the Purchaser;

(xiii) Termination agreements in form and substance satisfactory to the Purchaser terminating any and all agreements between the Shareholders and the Company;

(xiv) Unless waived by the Purchaser, third party consents, if any, required in connection with any of the leases of the Company, in form and substance satisfactory to the Purchaser;

(xv) Court docket (or similar searches) and judgment searches in scope reasonably acceptable to the Purchaser’s counsel;

(xvi) A non-foreign person affidavit as required by Section 1445 of  the Code from the Shareholders, if applicable;

(xvii) Uniform Commercial Code searches of filings made pursuant to Article 9 thereof in states where the Company and Consolidators are domiciled, in form, scope and substance reasonably satisfactory to Purchaser and its counsel, shall not disclose any Encumbrances against any of such assets disclosed thereby except Encumbrances that are disclosed in Financial Statements, this Agreement, or are otherwise released or terminated by the Company prior to or at the time of Closing;

(xviii) Either (i) evidence satisfactory to the Purchaser that all outstanding Bank Indebtedness has been repaid in full, or (ii) written request to Purchaser to apply that portion of the Initial Closing Cash Payment to be paid at the Closing to the repayment in full of all outstanding Bank Indebtedness;

(xix) Such other documents, agreements, consents, and approvals governmental or otherwise, as are required under this Agreement or as may be reasonably requested by the Purchaser in connection with compliance with the provisions hereunder and consummation of the transactions contemplated herein.

(b) Purchaser will deliver or cause to be delivered to the Shareholders, or if specified by the Shareholders to such other person, the following:

(i) The Initial Closing Cash Payment required to be paid at the Closing under Section 1.2 by wire transfer of immediately available funds to the bank account of Shareholders set forth on Schedule 1.2;

(ii) The Escrow Amount required to be paid at the Closing under Section 1.2, by wire transfer of immediately available funds to the Escrow Agent;

(iii) The Escrow Agreement, executed by the Purchaser;

(iv) A certificate of good standing of the Secretary of the State of Delaware dated within fifteen (15) days of the Closing Date, to the effect that Purchaser is in good standing under the laws of the state of Delaware;

(v) Certified resolutions of the Purchaser’s board of directors, dated at or about the Closing Date, authorizing the transactions contemplated under this Agreement;

(vi) An incumbency certificate signed by all of the officers of the Purchaser, dated at or about the Closing Date;

(vii) All consents, authorizations, orders or approvals required in order to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder; and

(viii) Such additional documents, agreements, consents, and approvals governmental or otherwise, as are required under this Agreement or as may be reasonably requested by the Shareholders in connection with compliance with the provisions hereunder and consummation of the transactions contemplated herein.

ARTICLE 3

EXCLUDED LIABILITIES

The Shareholders shall transfer the Shares to Purchaser free and clear of all Encumbrances and shall assume all responsibility for, and hold the Purchaser harmless in connection with, and Purchaser shall not, by virtue of its purchase of the Shares or otherwise, assume or become liable or responsible for any outstanding Bank Indebtedness.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

As a material inducement to Purchaser to execute this Agreement and the Ancillary Agreements and consummate the transactions contemplated hereby and thereby, the Shareholders, jointly and severally, hereby represent to the Purchaser that each of the following representations and warranties are true and correct as of the Closing Date, except as otherwise set forth in written disclosure schedules (the “Shareholders’ Schedules and each, a Schedule”) delivered to Purchaser pursuant to this Article IV, a copy of which is attached to this Agreement (whether or not it is explicitly stated below that a particular representation or warranty is subject to the Schedules).  The Shareholders’ Schedules are numbered to correspond to the various sections of this Article IV setting forth certain exceptions to the representations and warranties contained in this Article IV and certain other information required by this Agreement; provided, however, that any information disclosed in any section of the Shareholders’ Schedules shall be deemed to be disclosed and incorporated in any other part of the Shareholders’ Schedules, and shall modify and except the representations and warranties applicable thereto, where such incorporation is reasonable under the circumstances.

Section 4.1 Organization, Qualification and Status.

(a) The Company is duly incorporated and organized, validly existing and in good standing under the laws of the State of New York.  The Company has full corporate power and authority to own, lease and use its properties and to carry on the Business as presently conducted.  The Company is duly qualified or licensed to do business and in good standing as a foreign corporation in each of the jurisdictions in which the nature of the Business or the character of the properties and assets which it owns or leases makes such qualification or licensing necessary.  Each jurisdiction in which the Company is qualified or licensed to do business as a foreign corporation is set forth on Schedule 4.1 (a).

(b) The Company has not, during the six (6) year period immediately preceding the date hereof, changed its name, been the surviving entity of a merger, consolidation or other reorganization, or acquired all or substantially all of the assets of any Person.  Schedule 4.1(b) sets forth all fictitious names under which the Company or such predecessors have conducted business at any time during the six (6) years prior to the Closing Date.

Section 4.2 Corporate Instruments and Records.

The copies of the articles of incorporation and bylaws of the Company, attached hereto at Schedule 4.2, certified by the Secretary of the Company and heretofore furnished to Purchaser, are true, correct and complete and each include all amendments to the date hereof.    The stock certificate books and ledgers of the Company, as made available to the Purchaser for inspection, accurately reflect, at the date hereof, the ownership of the outstanding capital stock of the Company by the Shareholders.

Section 4.3 Capitalization.

The authorized capital stock of the Company consists of 200 shares of common stock, no par value, of which 95 shares are issued and outstanding and constitute the Shares.  All of the Shares are held beneficially and of record by the Shareholders, and no shares are held in the treasury of the Company.  All of the Shares are validly issued, fully paid and non-assessable and entitled to vote at Shareholders meetings, and none of the Shares have been issued in violation of any preemptive rights of shareholders or transferred in violation of any transfer restrictions relating thereto.  None of the Shares are subject to any preemptive or other right created by statute, the Company’s articles of incorporation or bylaws, by contract, or otherwise.  There are no authorized or outstanding options, warrants, convertible securities, subscription rights, puts, calls, unsatisfied preemptive rights or other rights of any nature to purchase or otherwise receive, or to require the Company to purchase, redeem or acquire, any shares of the capital stock or other securities of the Company and there is no outstanding security of any kind convertible into such capital stock.  None of the shares of capital stock or other securities of the Company was issued in violation of the Securities Act, state securities laws, or any other legal requirement.

Section 4.4 Ownership of Shares.

The Shareholders own and hold, beneficially and of record, the entire right, title, and interest in and to the Shares, free and clear of all Rights and Encumbrances. The Shareholders have full power and authority to vote the Shares owned by them and to approve the transactions contemplated by this Agreement.  The Shareholders have the full power and authority to vote, transfer and dispose of the Shares, free and clear of any Right or Encumbrance other than restrictions under the Securities Act and applicable state securities laws.  At the Closing, the Purchaser will acquire good title to the Shares, free and clear of all Rights and Encumbrances.  Other than the transactions contemplated by this Agreement, there is no outstanding vote, plan, pending proposal, or other right of any Person to acquire, or to cause the redemption of, the Shares or to effect the merger or consolidation of the Company with or into any other Person.

Section 4.5 Subsidiaries.

(a) Schedule 4.5 attached hereto sets forth:

(i) The name and percentage ownership by the Company of each corporation, partnership, joint venture or other entity in which the Company has, directly or indirectly, an equity interest representing fifty percent (50%) or more of the capital stock thereof or other equity interests therein (individually, a “Subsidiary” and, collectively, the “Subsidiaries”; provided that, except where otherwise indicated, Consolidators shall only be deemed a “Subsidiary” for purposes of this Section 4.5);

(ii) The name and percentage ownership of each corporation, partnership, joint venture or other entity in which the Shareholders have, directly or indirectly, an equity interest representing fifty percent (50%) or more of the capital stock thereof or other equity interests therein (individually, an “Affiliated Entity” and collectively, the “Affiliated Entities”), that has or at any time in the past five (5) years has had a relationship with the Company or any of the Subsidiaries;

(iii) The jurisdiction of incorporation, capitalization and ownership of each Subsidiary;

(iv) The names and the officers and directors of each Subsidiary; and

(v) The jurisdictions in which each Subsidiary and Affiliated Entity is qualified or holds licenses to do business as a foreign corporation.

(b) Except as set forth in Schedule 4.5, the Company owns of record and beneficially all of the outstanding shares of capital stock of each of the Subsidiaries free and clear of all Encumbrances.

(c) Except as set forth in Schedule 4.5, each of the Subsidiaries (other than Consolidators) is a corporation or other entity duly organized and validly existing and in good standing under the laws of the state of its incorporation or formation and has all requisite power and authority to own its properties and carry on its business as now being conducted.  Consolidators is a corporation validly existing and in good standing under the laws of the State of New York.  Each of the Subsidiaries (other than Consolidators) is duly qualified to do business and in good standing in all jurisdictions in which its ownership of property or the character of its business requires such qualification.  Certified copies of the charter, bylaws and other governing instruments of the Subsidiaries, each as amended to date, have been previously delivered to the Purchaser, are complete and correct, and no amendments have been made thereto or have been authorized since the date of such delivery.  The Company does not own any capital stock of or other equity interest in any corporation, partnership or other entity, other than the Subsidiaries.  The shares of capital stock of each Subsidiary (other than Consolidators) and to the Shareholders’ Knowledge, Consolidators, as set forth in Schedule 4.5 have been duly and validly issued and are fully paid and non-assessable.

(d) Except as set forth in Schedule 4.5, none of the Subsidiaries holds shares of its capital stock in its treasury, and there are not, and on the Closing Date there will not be, outstanding any (i) options, warrants or other rights with respect to the capital stock of any of the Subsidiaries, (ii) any securities convertible into or exchangeable for shares of such stock, or (iii) any other commitments of any kind for the issuance of additional shares of capital stock or options, warrants or other securities of any of them.

Section 4.6 Authority.

The Shareholders have the full capacity, power and authority to enter into this Agreement and the Ancillary Agreements to which the Shareholders are parties and to consummate the transactions contemplated hereby and thereby and to comply with the terms, conditions and provisions hereof and thereof.  This Agreement and the Ancillary Agreements to which the Shareholders are Parties has been duly authorized, executed and delivered by the Shareholders and are the legal, valid and binding obligations of the Shareholders, enforceable against the Shareholders in accordance with their respective terms.  Except as set forth in Schedule 4.6, no notices to, declaration, filing or registration with, approvals or consents of, or assignments by, any Persons (including Governmental Authorities) are necessary to be made or obtained by the Company or the Shareholders in connection with the execution, delivery or performance by the Company or the Shareholders of this Agreement.

Section 4.7 No Violation.

(a) Neither the Company nor any Subsidiary is in default under or in violation of any provision of its articles of incorporation or bylaws, and except as set forth in Schedule 4.7, neither the execution and delivery of this Agreement or the Ancillary Agreements by the Shareholders, nor the consummation of the transactions contemplated hereby or thereby, nor compliance with the terms thereof, will conflict with or result in a breach of any of the terms, conditions or provisions of the articles of incorporation or bylaws of the Company or any Subsidiary;

(b) Neither the Company nor any Subsidiary is in material default or material breach of any material written agreement, indenture, contract, lease, sublease, license, sublicense, franchise, loan agreement, note, or restriction to which it is a party or by which the Company is bound or to which it or its assets are subject (individually, an “Instrument” and collectively, the “Instruments”).  Except as set forth in Schedule 4.7, neither the execution and delivery of this Agreement or the Ancillary Agreements by the Shareholders, nor the consummation of the transactions contemplated hereby or thereby, nor compliance with the terms hereof or thereof, will: (i) violate, conflict with or result in a breach of or default under any of the terms, conditions or provisions of any Instrument; (ii) accelerate or give to others any interests or rights, including rights of acceleration, termination, modification or cancellation, under any Instrument; (iii) result in the creation of any Encumbrance on the assets, capital stock or properties of the Company or the Subsidiaries; (iv) to the Knowledge of the Shareholders, conflict with, violate or result in a breach of or constitute a default under, any Applicable Law to which the Company or any of the Subsidiaries or any of their respective assets or properties is subject; (v) to the Knowledge of the Shareholders, require the Company or the Subsidiaries to give notice to, or obtain an authorization, approval, order, license, franchise, declaration or consent of, or make a filing with, any Governmental Authority or any other Person; or (vi) affect the validity, enforceability or effectiveness of any material Permit.

Section 4.8 Financial Statements.

(a) Schedule 4.8(a) hereto contains true, correct and complete copies of the Financial Statements.  The Financial Statements have been prepared in conformity with GAAP applied on a consistent basis, and consistent with past practices of the Company and present fairly the financial position and results of operations and cash flows of the Company at the dates and for the periods covered by such Financial Statements; provided, however, that the interim Financial Statements are subject to normal year-end adjustments and lack footnotes and other presentation items.

(b) All accounts receivable of the Company included within the Financial Statements arose from sales actually made or services actually performed in the ordinary course of business.

(c) The Company and each Subsidiary maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed with management’s authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and the past practices of the Company and each Subsidiary, as applicable, and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s authorization, and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d) The Company has not engaged in any material transaction, maintained any bank account, or used any corporate funds except for the transactions, bank accounts or funds that have been and are reflected in the Company’s books and records.

Section 4.9 Absence of Undisclosed and Contingent Liabilities.

Except as set forth in Schedule 4.9, neither the Company nor any Subsidiary has any Liabilities except (i) Liabilities that are reflected and properly reserved against in the Financial Statements to the extent such Liabilities are required to be reflected thereon in accordance with GAAP, (ii) Liabilities incurred in the Ordinary Course of Business since December 31, 2014, and (iii) Liabilities arising under the Material Contracts set forth in the Shareholders’ Schedules or that are not required to be disclosed on such Shareholders’ Schedules and that have arisen in the Ordinary Course of Business.

Section 4.10 No Adverse Changes.

Since December 31, 2014, except as set forth in Schedule 4.10 (the “Permitted Transactions”), or otherwise contemplated by this Agreement, neither the Company nor any Subsidiary has failed to operate in the Ordinary Course of Business and has not:

(a) Sold, leased, assigned or otherwise transferred any material properties or assets, or disposed of or permitted to lapse any rights in any Permit or Intellectual Property owned or used by it other than in the Ordinary Course of Business, or organized any new business entity or acquired any equity securities, assets, properties, or business of any Person or any equity or ownership interest in any business or merged with or into or consolidated with any other Person;

(b) Suffered, sustained or incurred any material loss or waived or released any material right or claim, whether or not in the Ordinary Course of Business;

(c) Suffered, sustained or incurred any material damage, destruction or casualty loss to any material properties or assets, whether or not covered by insurance;

(d) Engaged in any transaction not in the Ordinary Course of Business;

(e) Made any capital expenditure in excess of $25,000 individually or $100,000 in the aggregate;

(f) Subjected any of its properties or assets to any Encumbrance, whether or not in the Ordinary Course of Business;

(g) Issued any note, bond or other debt security or created, incurred or assumed any indebtedness for borrowed money or capitalized lease obligation, or otherwise incurred any material Liability, except current Liabilities incurred in the Ordinary Course of Business;

(h) Discharged or satisfied any Encumbrance, or paid any material Liability, other than current Liabilities shown on the most recent balance sheet included in the Financial Statements, and current Liabilities incurred in the Ordinary Course of Business since December 31, 2014;

(i) Declared, set aside or paid a dividend or made any other distribution with respect to any class or series of capital stock of the Company or any Subsidiary, or directly or indirectly redeemed, purchased or otherwise acquired any shares of any class or series of the Company’s or any Subsidiary’s capital stock, other than excess Working Capital;

(j) Increased the salary, wage or other compensation or level of benefits payable or to become payable by the Company to any of its employees, officers, or directors, including, without limitation, granting, paying or accruing any bonus, other than bonuses in the Ordinary Course of Business, incentive compensation, service award, or other similar benefit, other than any wage increases or raises to non-officer or non-director employees in the Ordinary Course of Business;

(k) Loaned money to any Person or guaranteed any loan to or Liability of any Person, whether or not in the Ordinary Course of Business;

(l) Except as described in Schedule 4.10, amended or terminated any Material Contract, except in the Ordinary Course of Business;

(m) Suffered, sustained or incurred any Material Adverse Change;

(n) Incurred any termination of any material customer account or group of accounts or received notice from any customer, supplier, vendor, Governmental Authority or any other Person that would reasonably be expected to give rise to or result in a Material Adverse Effect on the Company;

(o) Delayed, postponed, or failed to pay any Liability when due outside of the Ordinary Course of Business except for Liabilities that are being contested in good faith;

(p) Cancelled or otherwise terminated or been notified of the termination of any Station Agreement;

(q) Terminated any Key Employees or had any Key Employees leave the Company;

(r) Entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement or adopted, amended, modified or terminated any benefit plan for the benefit of any of the Company’s directors, officers or employees;

(s) Made any change or amendment in its articles of incorporation, bylaws, or other governing instruments;

(t) Issued or sold any securities; acquired, directly or indirectly, by redemption or otherwise, any securities; reclassified, split up or otherwise changed any such equity security; or granted or entered into any options, warrants, calls or commitments of any kind with respect thereto;

(u) Entered into any contract to do any of the foregoing.

Section 4.11 Guarantees.

(a) Except as set forth in Schedule 4.11, neither the Company nor any Subsidiary has guaranteed, become surety or contingent obligor for or assumed any obligation, debt or dividend of any Person.  No assets of the Company or any Subsidiary are pledged, hypothecated, subjected to a security interest or otherwise provided in any way as security for payment or performance of any obligation of a Person other than the Company.

(b) Schedule 4.11(b) identifies all Liabilities of the Company and the Subsidiaries for which the Shareholders have provided or been caused to incur personal guarantees thereof.

Section 4.12 Tax Matters.

(a) The Shareholders have previously provided the Purchaser with true and correct copies of the Tax Returns that the Company and each Subsidiary has filed for the taxable periods ended on or after January 1, 2011.

(b) Except as set forth on Schedule 4.12:

(i) The Company and each Subsidiary (A) has filed or caused to be filed all Tax Returns (or extensions thereof) that it is or has been required to file on or prior to the date hereof by any jurisdiction to which it is or has been subject, and all such Tax Returns correctly and completely reflect all liability of the Company and each Subsidiary, as applicable, for any Taxes; (B) has timely paid all Taxes due and owing for all periods prior to the date hereof except for Taxes that are being contested in good faith and by appropriate proceedings, which are identified on Schedule 4.12; (C) has made or caused to be made all withholdings of Taxes required to be made by it, and such withholdings have either been paid to the appropriate governmental agency or set aside in appropriate accounts for such purpose; and (D) has established adequate reserves and/or accruals for, in its financial books and records and  Financial Statements, all unpaid Taxes and all current Taxes not yet due and payable.

(ii) There are no Tax deficiencies proposed or, to the Shareholders’ Knowledge, threatened against the Company or any of the Subsidiaries, nor are there any agreements, waivers, or other arrangements providing for extension of time with respect to the assessment or collection of any Tax against the Company or any of the Subsidiaries.  There are no audits, actions, suits, proceedings, investigations or claims now pending against the Company or any of the Subsidiaries with respect to any Tax, or any matter under discussion between the Company or any of the Subsidiaries and any Governmental Authority relating to any Taxes.

(iii) The Company and each Subsidiary is not and has never been a member of an affiliated group of corporations (within the meaning of Section 1504 of the Code).

(iv) The Company and each Subsidiary is not a party to, is not bound by, and does not have any obligation under any tax sharing, tax indemnity, or similar agreement.

(v) The Company and each Subsidiary has prepared all Tax Returns on the accrual method of accounting. The Company and each Subsidiary has not made and will not make a change in method of accounting for a taxable year beginning on or before the Closing Date, which would require it to include any adjustment under Section 481(a) of the Internal Revenue Code in taxable income for any taxable year beginning on or after the Closing Date.

(vi) Except as set forth on Schedule 4.12, neither Shareholder is a foreign person so that Sections 897 and 6039C of the Internal Revenue Code are not applicable to the transactions provided for hereunder.

(vii) Schedule 4.12 identifies all audits of the Company’s and each Subsidiary Tax Returns, including a reasonably detailed description of the nature and outcome of each audit.  Neither the Company nor any of the Subsidiaries has given or been requested to give waivers or extensions of any statute of limitations relating to the payment of Taxes.

(viii) Except as set forth on Schedule 4.12, the Company and each Subsidiary has not in the past ten (10) years, (A) acquired assets from another corporation in a transaction in which the Company’s or the Subsidiary’s, as applicable, Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor, or (B) acquired the stock of any corporation that is a “qualified subchapter S subsidiary.”

(ix) The Company and each Subsidiary has not filed a consent under Section 341(g) of the Code concerning collapsible corporations.  The Company and each Subsidiary is not a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (A) any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law) or (B) any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local or foreign Tax law.  The Company and each Subsidiary has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.  The Company and each Subsidiary has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 and 6662(A) of the Code.

Section 4.13 Litigation.

Except as set forth in Schedule 4.13, there are no Proceedings, claims or demands pending or, to the Shareholders’ Knowledge, threatened (i) against or involving the Company, each Subsidiary, or any of the Company’s or the Subsidiaries’ officers or directors (in their capacity as such), (ii) that seek to enjoin or obtain damages in respect of the transactions contemplated by this Agreement, or (iii) that would prevent the Company or any Subsidiary from consummating the transactions contemplated by this Agreement.  There are no Proceedings pending or to the Shareholders’ Knowledge, threatened against or involving the Company or any of the Subsidiaries by or before any Governmental Authority.  Except as set forth on Schedule 4.13, the Company and each Subsidiary is not in violation of any Injunction.

Section 4.14 Real Property.

The Company and each Subsidiary has the legal right to use all real property necessary for the conduct of the Business as presently conducted.  Schedule 4.14 identifies all such real property, whether such real property is owned or leased.  Except as set forth in Schedule 4.14, the Company and each Subsidiary is not a party to any leases of real property.  The Company and each

Subsidiary is the lessee under the real estate leases described in Schedule 4.14.  True, correct and complete copies of said leases and any amendments, extensions and renewals thereof have heretofore been delivered by the Company to the Purchaser.  The Company and each Subsidiary enjoys quiet and undisturbed possession under each of said leases.  The Company’s and each Subsidiary’s interest in each of such leases is free and clear of any Encumbrances, and is not subject to any deeds of trust, assignments, subleases or rights of any third parties created by the Company and each Subsidiary, other than the lessor thereof.  The leases are valid and binding and in full force and effect, and the Company and each Subsidiary is not in default thereunder as to the payment of rent or otherwise, and the consummation of the transactions contemplated by this Agreement will not constitute an event of default under any of said leases.

Section 4.15 Owned Tangible Personal Property.

The Company and each Subsidiary owns or has the right to use all personal property necessary for the conduct of the Business as presently conducted, including, without limitation, the tangible personal property referenced within and/or listed on attachments or schedules to the real estate leases described in Schedule 4.14 (collectively, the “Tangible Personal Property”).  Except as set forth on Schedule 4.14 hereto and except for property disposed of in the Ordinary Course of Business of the Company and each Subsidiary, the Company and each Subsidiary has all right, title and interest in, and good title to, the Tangible Personal Property free and clear of any Encumbrance.  With respect to each item of Tangible Personal Property, (i) there are no leases, subleases, licenses, options, rights, or concessions or other agreements, written or oral, granting to any party or parties the right of use of any portion of such item of Tangible Personal Property, (ii) there are no outstanding options or rights of first refusal in favor of any other party to purchase any such item of Tangible Personal Property or portion thereof or interest therein, and (iii) there are no parties other than the Company and each Subsidiary that are in possession of or are using such Tangible Personal Property.  Copies of all leases and licenses relating to the Tangible Personal Property have heretofore been delivered by the Company to Purchaser.

Section 4.16 Condition of Buildings and Tangible Personal Property.

All of the premises occupied and the items of Tangible Personal Property are in such operating condition and repair as are reasonably necessary for the conduct of the Business and to the Knowledge of the Shareholders, comply in all material respects with Applicable Laws, including but not limited to zoning, building and fire codes.  Each item of Tangible Personal Property is covered by one of the insurance policies described in Section 4.25 hereto, subject to deductibles, limits and customary exclusions.

Section 4.17 Material Contracts.

(a) Schedule 4.17 contains a list of all of the material contracts of the Company and each Subsidiary which shall consist of all agreements, leases, licenses, or contracts to which the Company and each Subsidiary is a party, under which the Company and each Subsidiary may become subject to any obligation or liability, or by which the Company and each Subsidiary or any of their respective assets may become bound (collectively, the “Material Contracts”) that satisfy any of the following:

(i) each agreement or contract that involves performance of services or delivery of goods or materials by the Company and each Subsidiary in an amount or for a value in excess of $50,000;

(ii) each agreement or contract that was not entered into in the Ordinary Course of Business in an amount or for a value in excess of $50,000;

(iii) each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other agreement or contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $50,000 and with terms of less than one year);

(iv) each licensing agreement or other agreement or contract with respect to technology, operating or accounting systems, patents, trademarks, copyrights, or other Intellectual Property (regardless of whether the Company and each Subsidiary is the licensee or licensor thereunder), including agreements with current or former employees, consultants, or contractors regarding the appropriation or the nondisclosure of any Intellectual Property assets of the Company and of each Subsidiary;

(v) each collective bargaining agreement or other agreement or contract with any labor union or other employee representative of a group of employees;

(vi) each joint venture, partnership, and other agreement or contract (however named) involving a sharing of profits, losses, costs, or liabilities by the Company and each Subsidiary with any other Person;

(vii) each agreement, contract or understanding containing covenants that in any way purport to restrict the Business of the Company and each Subsidiary;

(viii) each agreement or contract providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods or services;

(ix) each agreement or contract for capital expenditures in excess of $50,000;

(x) each written warranty, guaranty, and or other similar undertaking with respect to contractual performance extended by the Company and each Subsidiary other than in the Ordinary Course of Business;

(xi) each currently effective employment contract, consulting contract, or severance agreement, including contracts (A) to employ or terminate officers or other personnel and other contracts with present or former officers or directors of the Company and each Subsidiary or (B) that will result in the payment by, or the creation of, any Liability of the Company and each Subsidiary, the Shareholders, or the Purchaser to pay any severance, termination, “golden parachute,” or other similar payments to any present or former personnel following termination of employment or otherwise as a result of the consummation of the transactions contemplated by this Agreement;

(xii) each agreement or contract with a Related Person;

(xiii) any other agreement or contract which would reasonably be expected to have a Material Adverse Effect on the Business or the Company and each Subsidiary; and

(xiv) each material amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.

(b) Accurate and complete copies of each Material Contract listed in Schedule 4.17 have been made available to the Purchaser, at Purchaser’s request, prior to the date hereof.  Except as set forth in Schedule 4.17, all of the Material Contracts are valid, binding and to the Shareholder’s Knowledge,  enforceable against the respective parties thereto in accordance with their respective terms.  Neither the Company, the Subsidiaries, nor, to the Shareholders’ Knowledge, any other party is in default or in arrears under the terms of any Material Contract, no condition exists or event has occurred which, with the giving of notice or lapse of time or both, would constitute a default thereunder, and the consummation of the transactions contemplated by and in this Agreement shall not constitute a default thereunder.  To this end, the Shareholders represent and warrant that no written consent of the transactions contemplated by and in this Agreement by a party to a Material Contract is required prior to Closing in order for such Material Contract to remain, after Closing, in full force and effect and not subject to default.

Section 4.18 Relationship with Related Persons.

None of the directors, senior executive officers, or Shareholders of the Company and of each Subsidiary, and their Related Persons have any interest in any of the properties or assets of or used by the Company and of each Subsidiary, and do not individually have, or own of record or as a beneficial owner, an equity interest or any other financial or profit interest in any Person who (i) except as set out in Schedule 4.18, currently has entered into any arrangement, agreement, or written understanding with the Company or currently has business dealings or a material financial interest in any transaction with the Company and each Subsidiary, or (ii) has engaged or is engaged in competition with the Company or any Subsidiary with respect to any line of products or services of the Company or any Subsidiary in any market presently served by the Company or any Subsidiary (a “Competing Business”) (except for the ownership of less than three percent (3%) of the outstanding capital stock of any Competing Business that is publicly traded on any recognized exchange or in the over-the-counter market). Except as set forth on Schedule 4.18, no Shareholders, officers, or employees of the Company or each Subsidiary and none of their Related Persons are a party to any contract with, or has any claim against, the Company, each Subsidiary or the Shares. All money owed by the Company or each Subsidiary to its Shareholders or officers, or their Related Persons, (other than for salary) are for bona fide debts and are set forth in Schedule 4.18. No Related Persons are employees or consultants of the Company or of any of the Subsidiaries or, to the Shareholders’ Knowledge, are employees or consultants of any customers or transportation provider of the Company or of any of the Subsidiaries.

Section 4.19 Banking Matters.

Schedule 4.19 contains a true, complete and correct list of the names of all banks and other financial institutions (with account numbers) in which the Company and each Subsidiary has an account or safe deposit box, and of all brokerage firms and other entities and persons holding funds or investments of the Company and each Subsidiary, and the names of all persons authorized to draw thereon or make withdrawals therefrom.

Section 4.20 Labor and Employment Matters.

(a) Schedule 4.20 contains a complete list of all written employment arrangements, pension, retirement, profit sharing and bonus plans, and deferred compensation, health, welfare, severance management, and other similar plans for the benefit of any employees of the Company, including employee plans subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Except for the Company’s 401(k) plan, the Company at present is not, and during the five (5) year period preceding the Closing Date will not have been, a sponsor of, party to or obligated to contribute to any employee benefit plan (as defined in § 3(3) of ERISA).  The Company at present is not, and during the five (5) year period preceding the Closing Date will not have been, a party to any collective bargaining agreement.  The Company has never been a member of a “controlled group of corporations” within the meaning of Section 414(b) or (c) of the Code and has never maintained a defined benefit pension plan or contributed to a multiemployer plan as defined in Section 3(37) of ERISA.  True, correct and complete copies of each Employee Benefit Plan have heretofore been delivered by the Company to the Purchaser.

(b) With respect to each Employee Benefit Plan:

(i) there is no litigation, disputed claim (other than routine claims for benefits), governmental proceeding, inquiry or investigation pending or, to the Shareholders’ Knowledge, threatened, with respect to each such plan, its related trust, or any fiduciary, administrator or sponsor of such plan; and

(ii) each such plan has been established, maintained, funded and administered in all material respects in accordance with its governing documents, and any applicable provisions of ERISA, the Code and other Applicable Laws.

(c) All directors, officers, and employees of the Company, together with the current salaries, job descriptions, and locations of such directors, officers and employees are set forth in Schedule 4.20.

(d) Except as set forth in Schedule 4.20 and as required under COBRA, the Company is not obligated to and does not (directly or indirectly) provide death benefits or health care coverage to any former employees or retirees.

(e) The Company has complied with all Applicable Laws respecting employment practices, terms and conditions of employment, wages and hours, equal employment opportunity, and the payment of social security and similar taxes.  The Company is not engaged in any unfair labor practice. The Company has complied with all applicable provisions of the Immigration Reform and Control Act of 1986.

(f) Except as set forth in Schedule 4.20, the Company has not entered into any severance or similar arrangement in respect of any present or former employee that will result in an obligation (absolute or contingent) of the Company to make any payment to any present or former employee following termination of employment or upon consummation of the transactions contemplated by this Agreement.

(g) As of the Closing Date, no executive officer or Key Employee shall have ceased to be employed by the Company or to the Shareholders’ Knowledge expressed an intention to terminate his or her employment with the Company.

(h) As of the Closing Date, Ron Lynch: (i) is employed by the Company; and (ii) has not informed the Shareholders of his intention to resign from the Company.

Section 4.21 Termination of Business Relationships.

No supplier of the Company (which, for purposes of this Section 4.21, shall not be deemed to include Stations) that cannot be replaced on commercially reasonable terms has evidenced to the Company or the Shareholders any intention to cancel or terminate its business relationship with the Company.

Section 4.22 Stations.

The Company manages and provides administrative, billing and other support services to that series of independently owned and operated station locations identified on Schedule 4.22 (the “Stations”).  All agreements between the Company and the owner/operators of such stations (the “Station Agreements”) are included as Material Contracts under Schedule 4.17.  Except as indicated on Schedule 4.22, all such Station Agreements:  (i) are in full force and effect; and (ii) are enforceable against the Company and to the Shareholders’ Knowledge, the other parties thereto in accordance with the terms thereof.  The Company has, and to the Shareholders’ Knowledge, the other parties thereto have, performed all material obligations required to be performed to date under such Station Agreements, and neither the Company nor, to the Shareholders’ Knowledge, any other party thereunder, is in default or in arrears under the terms thereof, and to the Shareholders’ Knowledge, no condition exists or event has occurred which, with the giving of notice or lapse of time or both, would constitute a default under any Station Agreement.  Except as set forth on Schedule 4.22, the consummation of this Agreement will not result in a breach of any Station Agreement or an impairment or termination of any of the rights of the Company under any Station Agreement.  Except as indicated on Schedule 4.22, no owners/operators of any Stations have canceled or otherwise terminated or, to the Shareholders’ Knowledge, threatened, to cancel or otherwise terminate, any Station Agreement.

Section 4.23 Customers.

(a) Principal Customers.  Schedule 4.23(a) contains a true and correct schedule identifying, for fiscal years ending August 31, 2012, 2013, and 2014, and for the period from September 1, 2014 through the Closing Date, the principal customers of the Company (the “Principal Customers”) consisting of: the fifteen largest customers of the Company based on the percentage of revenue represented by those customers.

(b) Material Sales Personnel.  Schedule 4.23(b) contains a true and correct schedule identifying, for fiscal year ending August 31, 2014, and for the period from September 1, 2014 through the Closing Date, Material Sales Personnel.

(c) No Material Change.  Except as identified on Schedule 4.23(c): (i) from September 1, 2014 through March 31, 2015 there has not been any material reduction in the level of business undertaken by the Company on behalf of its Principal Customers; (ii) through May 29, 2015 none of the Principal Customers have terminated their relationship with the Company; (iii) through the Closing Date the Company has not been informed by any of the Principal Customers that they intend to terminate their relationship with the Company or materially reduce the level of business they do with the Company; (iv) from September 1, 2014 through May 29, 2015 there has not been any material reduction in the level of business conducted by any of the Material Sales Personnel; (v) through the Closing Date none of the Material Sales Personnel have terminated their employment with the Company; and (vi) through the Closing Date the Company has not been informed by any of the Material Sales Personnel that they intend to terminate their employment with the Company or materially reduce the level of business they conduct.

Section 4.24 Service Warranties.

Except as set forth in Schedule 4.24, there are no Liabilities of or claims against the Company, and no Liabilities or claims are, to the Shareholders’ Knowledge, threatened against the Company, with respect to any service warranty (or similar claim) claim that relates to any product or service provided by the Company and involves an amount in excess of $25,000 individually or $100,000 in the aggregate with all other claims.

Section 4.25 Insurance.

Schedule 4.25 identifies all of the Company’s insurance policies.  The Company maintains insurance covering its assets, business, equipment, properties, operations and employees.  All of such policies are in full force and effect and all premiums payable have been paid in full and the Company is in compliance in all material respects with the terms and conditions of such policies.  The Company has not received any notice from any issuer of such policies of its intention to cancel or refusal to renew any policy issued by it or of its intention to renew any such policy based on a material increase in premium rates other than in the Ordinary Course of Business.  None of such policies are subject to cancellation by virtue of this Agreement or the consummation of the other transactions contemplated herein.  There is no claim by the Company pending under any of such policies as to which coverage has been questioned or denied.

Section 4.26 Compliance with Laws.

To the Shareholders’ Knowledge, the Company and each Subsidiary has complied in all material respects with all Applicable Laws applicable to it and its business, assets, properties and operations and no claim of the violation of any such Applicable Law has been asserted prior to the date hereof.  None of the Company, the Subsidiaries nor the Shareholders have received any notice to the effect that, or has been otherwise advised that, the Company or any of the Subsidiaries is not in compliance with any Applicable Laws.

Section 4.27 Licenses and Permits.

The Company and each Subsidiary has secured all Permits necessary for the conduct of the Business, except for those Permits, the absence of which, either alone or in the aggregate, would not have a Material Adverse Effect upon the Business or the Company and each Subsidiary.  With respect to each such Permit, (a) such Permit is in full force and effect, (b) the Company and each Subsidiary (or other designated permittee or licensee thereunder) is in compliance in all material respects with the terms, provisions and conditions thereof, (c) there are no outstanding violations, notices of noncompliance therewith, judgments, consent decrees, orders or judicial or administrative action(s) or Proceeding(s) affecting such Permit, and (d) to the Knowledge of the Shareholders, no condition exists, no event has occurred that would permit (whether with or without notice, lapse of time or the occurrence of any other event) and neither this Agreement nor the transactions contemplated hereby would permit the suspension or revocation of such Permit other than by expiration of the term set forth therein.

Section 4.28 Environmental Matters.

Except as set forth in Schedule 4.28, to the Knowledge of the Shareholders (i) the Company and each Subsidiary is currently in compliance with all applicable Environmental Laws, and has obtained all permits and other authorizations from, and submitted all forms, fees, registrations, reports and similar filings to, the appropriate Person or Governmental Authority required to operate its facilities in compliance with applicable Environmental Laws; (ii) the Company and each Subsidiary has not violated any applicable Environmental Law; (iii) there is no present requirement of any applicable Environmental Law that is due to be imposed upon the Company and each Subsidiary that will increase its cost of complying with the Environmental Laws; (iv) all on-site generation, treatment, processing, storage and disposal of Hazardous Materials by the Company and each Subsidiary has been done in compliance with currently applicable Environmental Laws; (v) all off-site transportation, treatment, processing, storage and disposal of Waste and Hazardous Materials generated by the Company and each Subsidiary has been done in compliance with currently applicable Environmental Laws; (vi) the Company and each Subsidiary has not released, spilled, leaked or otherwise discharged into the environment any Regulated Substance except as expressly authorized by Environmental Laws; and (vii) the Company and each Subsidiary has not used or otherwise managed any Regulated Substance except in strict compliance with all Environmental Laws.

Section 4.29 Intellectual Property Matters.

The corporate name of the Company and the trade names and service marks listed on Schedule 4.29 are the only material names and service marks that are used by the Company in the operation of the Business.  The Intellectual Property owned by, used by, or licensed to the Company constitutes all of the Intellectual Property necessary for the operation of the Business as now being conducted.  Except as set forth in Schedule 4.29, the Company owns, or has enforceable rights to use all Intellectual Property presently in use by it and necessary for the operation of the Business as now being conducted, including, without limitation the exclusive ownership of (i) the “Service by Air” name and mark, (ii) the “Service By Air Global Logistics” name and mark, (iii) the “SBA” name and mark and (iv) the SBA Global Logistics name and mark, and there are no other uses or outstanding licenses or consents granting third parties the right to use the Intellectual Property owned by the Company.  The Company has received no notice of any adversely held patent, invention, trademark, copyright, service mark or trade name, or trade secret of any Person, or any claims of any other Person relating to any of the Intellectual Property owned by the Company.  To the Shareholders’ Knowledge, there is no presently known threatened infringement of any such Intellectual Property and the sale or use of any products or services now or heretofore provided by the Company did not and does not infringe (nor has any claim been made that any such action infringes) any third party’s registered copyrights, patents or trademarks or trade names.  The Company’s ownership or right to use any of the Intellectual Property material to the Business will not cease by reason of the execution, delivery, or performance of this Agreement.

Section 4.30 Absence of Certain Business Practices.

Except for customer or prospective customer entertainment occurring in the Ordinary Course of Business or as otherwise set forth in Schedule 4.30, none of the Company, the Subsidiaries, nor to the Shareholders’ Knowledge, any Person authorized to act on its behalf, has within the past six (6) years given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Business (or assist the Company or any of the Subsidiaries in connection with any actual or proposed transaction) that (i) would subject the Company or any of the Subsidiaries to any damage or penalty in any civil, criminal or governmental litigation or Proceeding, (ii) if not given in the past, would have had a Material Adverse Effect on the Business, the Company or the Subsidiaries, or (iii) if not continued in the future, would adversely affect the financial condition, Business or operations of the Company or the Subsidiaries or that might subject the Company or the Subsidiaries to suit or penalty in any private or governmental litigation or Proceedings.

Section 4.31 Brokers or Finders.

Except as set forth in Schedule 4.31, neither the Company nor the Shareholders have incurred any Liability for brokerage or finders’ fees or agents’ commissions or similar payments in connection with this Agreement.  For those matters listed on Schedule 4.31, each Party shall be responsible for its own obligations for brokerage or finders’ fees or agents’ commissions or similar payments in connection with this Agreement.

Section 4.32 WSM, SBA Global Logistics and Service by Air, Limited.

Each of WSM, SBA Global Logistics and Service by Air, Limited are currently inactive companies, have no assets, engage in no business, and have no liabilities.

Section 4.33 Completeness of Contracts.

All contracts and other documents and instruments furnished or made available to Purchaser by the Shareholders and the Company are or will be true, complete, and accurate copies of the originals and include all amendments, supplements, waivers, and modifications thereto.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURCHASER

As a material inducement to the Shareholders to execute this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby, Purchaser hereby represents and warrants to the Shareholders that each of the following representations and warranties are true and correct as of the Closing Date, except as either set forth in the reports filed by Purchaser with the SEC, or as otherwise set forth in written disclosure schedules (the “Purchaser’s Schedules”) delivered to Shareholders pursuant to this Article V, a copy of which is attached to this Agreement.  The Purchaser’s Schedules are numbered to correspond to the various sections of this Article V setting forth certain exceptions to the representations and warranties contained in this Article V and certain other information required by this Agreement; provided, however, that any information disclosed in any section of the Purchaser’s Schedules shall be deemed to be disclosed and incorporated in any other part of the Purchaser’s Schedules, and shall modify and except the representations and warranties applicable thereto, where such incorporation is reasonable under the circumstances.

Section 5.1 Organization and Qualification.

The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Purchaser has the corporate power and authority to carry on its business as presently conducted and as currently anticipated to be conducted.  Purchaser is duly qualified or licensed to do business and in good standing as a foreign corporation in each of the jurisdictions in which the nature of its business or the character of the properties and assets that it owns or leases makes such qualification or licensing necessary.

Section 5.2 Corporate Instruments and Records.

The copies of the Purchaser’s certificate of incorporation and bylaws heretofore furnished to the Shareholders, are true, correct and complete and each include all amendments to the date hereof.

Section 5.3 Authorization; Valid and Binding Obligation.

The Purchaser has all the unrestricted and absolute right, power and authority to execute and deliver this Agreement and the Ancillary Agreements, and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the Ancillary Agreements to which the Purchaser is or will be a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Purchaser.  This Agreement and the Ancillary Agreements to which the Purchaser is a party have been or will be when executed and delivered by the Purchaser duly executed and delivered by the Purchaser, and constitute, or will constitute when executed and delivered by the Purchaser the valid and binding obligations of the Purchaser  enforceable against the Purchaser, in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, moratorium or other similar legal requirements affecting or relating to creditors’ rights generally, and (ii) general principles of equity.  No notices to, declaration, filing or registration with, approvals or consents of, or assignments by, any Persons (including Governmental Authorities) are necessary to be made or obtained by the Purchaser in connection with the execution, delivery or performance by the Purchaser of this Agreement or the Ancillary Agreements.

Section 5.4 No Violations.

The Purchaser is not in default under or in violation of any provision of (a) its certificate of incorporation or bylaws, or (b) any Instrument to which it is a Party or by which its assets are subject.  Neither the execution and delivery of this Agreement or the Ancillary Agreements by the Purchaser, nor the consummation of the transactions contemplated hereby or thereby, nor compliance with the terms thereof, will (i) conflict with or result in a breach of any of the terms, conditions or provisions of the certificate of incorporation or bylaws of the Purchaser, (ii) violate, conflict with or result in a breach of or default under any of the terms, conditions or provisions of any Instrument, (iii) accelerate or give to others any interests or rights, including rights of acceleration, termination, modification or cancellation, under any Instrument or in or with respect to the business or assets of the Purchaser, (iv) result in the creation of any Encumbrance on the assets, capital stock or properties of the Purchaser, (v) conflict with, violate or result in a breach of or constitute a default under any Applicable Law to which the Purchaser is subject, or (vi) require the Purchaser to give notice to, or obtain an authorization, approval, order, license, franchise, declaration or consent of, or make a filing with, any Governmental Authority or other Person.

Section 5.5 Investment Intent.

The Purchaser is acquiring the Shares for its own account and not with a view to the distribution thereof within the meaning of Section 2(a)(11) of the Securities Act.  The Purchaser acknowledges and agrees that the Shares have not been registered under the Securities Act or under the securities laws of any jurisdiction.

Section 5.6 Brokers or Finders.

The Purchaser has not incurred any obligations or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with this Agreement or the transactions contemplated hereby.

ARTICLE 6

INDEMNIFICATION; SURVIVAL OF REPRESENTATIONS AND WARRANTIES AND

CERTAIN COVENANTS

Section 6.1 Indemnification.

(a) Subject to the limitations set forth in this Article, each of the Shareholders, jointly and severally, shall defend and hold harmless Purchaser from and against any and all demands, claims, actions or causes of action, judgments, assessments, losses, liabilities, damages or penalties and reasonable attorneys’ fees and related disbursements (collectively, “Claims”) incurred by the Purchaser that arise out of or result from (i) a breach of any representation or warranty of the Shareholders contained in Article IV of this Agreement; (ii) any Taxes owed by the Company related to a taxable period, or the portion of any Straddle Period (determined in accordance with Section 7.8(c)), ending on or before the Closing Date (other than Taxes which have been included within the Closing Date Accounts Payable and the Closing Date Working Capital; provided Purchaser has been paid all of its Deficit Working Capital Amount and any Accounts Receivable Adjustment Deficit); (iii) any Taxes owed by the Company related to a period prior to the Closing Date and any Taxes that relate to or arise out of the matters disclosed on Schedule 4.12 (other than Taxes which have been included within the Closing Date Accounts Payable and the Closing Date Working Capital; provided Purchaser has been paid all of its Deficit Working Capital Amount and any Accounts Receivable Adjustment Deficit); (iv) a breach of any covenant or agreement (which, for purposes of clarity, does not include any matter covered by Section 6.1(a)(ii) above) of the Shareholders contained in this Agreement or in any of the Ancillary Agreements, or in any deed, exhibit, closing certificate or other documents or instruments furnished by the Shareholders pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby; (iv) any Claims arising from or relating to fraud on behalf of the Shareholders, or any fraudulent misrepresentations or conduct of the Shareholders under this Agreement; (v) any breach by the Shareholders of an obligation under Section 7.2 (Non-Competition) or Section 7.3 (Non-Solicitation); (vi) the Purchase Price allocation as set forth in Section 1.5; and (vii) any and all legal proceedings set forth on Schedule 4.13,  and (viii) any and all claims by Martin Capuano and Paul Hann Livingston.  Notwithstanding the foregoing, the Shareholders shall not indemnify the Purchaser with respect to the failure to obtain any authorization, approval, order, license, franchise, declaration or consent of, or make a filing with, any Governmental Authority or any other Person (other than the Shareholders) with respect to the agreements and permits listed on Schedule 6.1(a) hereto in connection with this Agreement and the transactions contemplated hereby.

(b) The Purchaser shall indemnify, defend and hold harmless the Shareholders from and against any and all Claims incurred by the Shareholders that arise out of or result from (i) a breach of any representation or warranty of, or nonfulfillment of any covenant or agreement of, the Purchaser contained in Article V of this Agreement or otherwise made pursuant to this Agreement or in any of the Ancillary Agreements, or in any deed, exhibit, closing certificate or other document or instrument furnished by the Purchaser pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby; (ii) any Claims arising from or relating to fraud on behalf of the Purchaser, or any fraudulent misrepresentations or conduct of the Purchaser under this Agreement; or (iii) the operation of the Business and the Company following Closing.

(c) The right to indemnification, payment of damages or other remedy based on any representations, warranties, covenants and obligations contained in this Agreement will not be affected by and will survive any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation.

Section 6.2 Basket and Other Limits.

(a) In respect of the Purchaser’s assertion of any Claim under Section 6.1(a), the Purchaser shall not be entitled to indemnification until the aggregate amount of all such Claims exceeds $100,000 (the “Purchaser’s Threshold Amount”), in which event the Purchaser shall be entitled to indemnification for the full amount of such Claims above an aggregate floor of $50,000, including the Purchaser’s Threshold Amount of such Claims and may assert any subsequent Claim without regard to the Purchaser’s Threshold Amount; provided, however, that the Purchaser’s Threshold Amount shall not apply with regard to Claims made under Section 6.1(a)(ii), 6.1(a)(iii), 6.1(a)(iv), 6.1(a)(v), 6.1(a)(vi), 6.1(a)(vii), and with regard to Claims made with respect to Fundamental Representations.

(b) In respect of the Shareholders’ assertion of a Claim under Section 6.1(b), the Shareholders shall not be entitled to indemnification until the aggregate amount for which indemnification is sought exceeds $100,000 (the “Shareholders’ Threshold Amount”), whereupon the Shareholders shall be entitled to indemnification for the full amount of such Claims above an aggregate floor of $50,000, including the Shareholders’ Threshold Amount of such Claims and may assert any subsequent claim without regard to the Shareholders’ Threshold Amount; provided, however, that the Shareholders’ Threshold Amount shall not apply with regard to Claims made with respect to Fundamental Representations.

(c) For the purpose of determining whether a claim has arisen, assertions of a Claim under either Section 6.1(a) or 6.1(b) above, and the determination of the respective Purchaser’s Threshold Amount or Shareholders’ Threshold Amount, the representations and warranties of the Parties shall not be deemed to be qualified by any references to Material Adverse Effect, materiality or “liabilities in excess of” a stated dollar amount.

(d) The aggregate liability of the Shareholders under Section 6.1(a)(i), other than Claims related to the Fundamental Representations, shall not exceed One Million Dollars ($1,000,000).  The aggregate liability of the Purchaser under Section 6.1(b), other than Claims related to the Purchaser Fundamental Representations, shall not exceed One Million Dollars ($1,000,000).  The aggregate liability of the Shareholders under Section 6.1(a)(i) for breach of the Fundamental Representations shall not exceed the amount of the Purchase Price actually paid to the Shareholders.

(e) There shall be no assertion of a Claim under Section 6.1 if such Claim has already been resolved through the Purchase Price adjustment in Section 1.3.  For the avoidance of doubt, in no event shall the Purchaser be entitled to bring a Claim under Section 6.1, where the Claim is related to an item on the Closing Balance Sheet, and such Closing Balance Sheet item has already resulted in a Working Capital adjustment.

Section 6.3 Expiration of Representations, Warranties and Covenants.

The representations and warranties contained herein shall survive the Closing and shall thereupon terminate twelve months after the Closing Date, provided, however: (i) Claims made for fraud, shall survive indefinitely; (ii) the representation and warranty in the last sentence of Section 4.6 shall survive the Closing and thereupon terminate twenty four (24) months after the Closing Date; (iii) all covenants and agreements contained herein that by their terms contemplate actions following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms; (iv) the Fundamental Representations and the Purchaser’s Fundamental Representations shall survive until 30 days after the expiration of the applicable statute of limitations; and (v) if prior to the applicable expiration of a representation, warranty or covenant, Purchaser or Shareholders shall have delivered a Claim Notice to the Shareholders or Purchaser (as applicable), then the specific indemnification claim set forth in the Claim Notice shall survive such expiration date and shall not be extinguished thereby.

Section 6.4 Methods of Asserting Claims for Indemnification.

All Claims for indemnification under this Agreement shall be asserted as follows:

(a) Third Party Claims.  In the event that any Claim for which a Party (the “Indemnitee”) would be entitled to indemnification under this Agreement is asserted against or sought to be collected from the Indemnitee by a third party, the Indemnitee shall promptly notify the other Party (the “Indemnitor”) of such Claim, specifying the nature thereof, the applicable provision in this Agreement or other instrument under which the Claim arises, and the amount or the estimated amount thereof (the “Claim Notice”).  The Indemnitor shall have thirty (30) days (or, if shorter, a period to a date not less than ten (10) days prior to when a responsive pleading or other document is required to be filed but in no event less than ten (10) days from delivery or mailing of the Claim Notice) to notify the Indemnitee (a) whether or not it disputes the Claim and (b) if liability hereunder is not disputed, whether or not it desires to defend the Indemnitee.  If the Indemnitor elects to defend by appropriate proceedings, such proceedings shall be promptly defended by Indemnitor; and all costs and expenses of such proceedings and the amount of any judgment shall be paid by the Indemnitor.  If the Indemnitor provides notice pursuant to the above that it disputes the Claim, the Claim will be subject to dispute resolution procedures discussed in Section 7.9.

The Indemnitee shall have the right to participate in, but not control, any such defense or settlement, at its sole cost and expense.  If the Indemnitor has disputed the Claim, as provided above, and thus has not provided the Indemnitee with notice of its election to defend the Indemnitee pursuant to this Section 6.4(a), the Indemnitee shall have the right to control the defense or settlement of such Claim, in its sole discretion, upon resolution of such Claim in favor of the Indemnitee, shall be reimbursed by the Indemnitor, for its reasonable costs and expenses of such defense and shall otherwise have the right to assert all remedies and take all actions available to it under this Agreement (including rights of setoff as set forth below) and/or to enforce the satisfaction of the Claim under Section 7.9 hereunder.  Neither Indemnitee nor Indemnitor shall be otherwise liable for any settlement of any Claim without the prior written consent of the other Party, which shall not be unreasonably withheld.

(b) Non-Third Party Claims.  In the event that the Indemnitee has a Claim for indemnification hereunder that does not involve a Claim being asserted against it or sought to be collected by a third party, the Indemnitee shall promptly send a Claim Notice with respect to such Claim to the Indemnitor that the Indemnitor shall, absent a disagreement on the matter, satisfy within thirty (30)

days of the date of the Claim Notice.  If the Indemnitor does not satisfy the Claim within thirty (30) days of the date of the Claim Notice, the Indemnitee has the right and shall otherwise have the right to assert all remedies and take all actions available to it under this Agreement (including rights of setoff as set forth below) and/or to enforce the satisfaction of the Claim under Section 7.9 hereunder.

Section 6.5 Right of Setoff.

In the event the Purchaser has a Claim under this Article 6 and has previously submitted a Claim Notice to the Shareholders in accordance with Section 6.4, in addition to all rights Purchaser may have under this Agreement or under applicable law, and not in limitation thereof, subject to the limitations set forth in Section 6.2, Purchaser shall have the non-exclusive right to apply the amount of the Claim against all, or some combination of the amount of any future payments otherwise required to be paid under this Agreement regardless of when such future payments shall be due (including, but not limited to, any amounts in the Escrow Fund); provided, that, with respect to any Claim under this Article 6, the Purchaser shall first seek recovery from the Escrow Fund and; provided further that, nothing herein shall be deemed to permit the Purchaser to seek to obtain, or obtain, any amounts in the Working Capital Escrow Account for any purpose other than as set forth in Section 1.3(c).  Notwithstanding anything else hereunder and without limiting the foregoing, in the event that the Purchaser has any open Claims for which indemnity is still owed to the Purchaser or, as of the termination date of the Escrow Agreement, is anticipated to be owed, the amount of such Claims shall be recouped from the Escrow Fund as further set forth in the Escrow Agreement.  Subject to the provisions of Section 7.4, the indemnification provisions contained in this Article VI constitute the Parties’ only remedies with respect to any breach of this Agreement, provided that nothing in this Agreement shall limit the Parties' remedies for fraud.

Section 6.6 No Right of Contribution.

After the Closing, the Shareholders shall not have any right of contribution against the Company for any breach of representation, warranty, covenant or agreement of the Company under this Agreement, or for any Claim amount for which the Shareholders may be responsible to indemnify the Purchaser.

ARTICLE 7

ADDITIONAL AGREEMENTS OF THE PARTIES

Section 7.1 Confidentiality.

(a) With respect to Confidential Information concerning the Company and the Shareholders that is made available to Purchaser pursuant to the terms of this Agreement, Purchaser agrees that it shall hold such Confidential Information in strict confidence, shall not use such information except for the sole purpose of evaluating, and performing the Purchaser’s obligations and exercising the Purchaser’s rights under, this Agreement and shall not disseminate or disclose any of such information other than to the directors, officers, employees, shareholders, affiliates, agents and representatives of the Purchaser who need to know such information for the sole purpose of evaluating, and performing the Purchaser’s obligations and exercising the Purchaser’s rights under, this Agreement (each of whom shall be informed by Purchaser of the confidential nature of the Confidential Information and directed by Purchaser to treat such information confidentially).  If this Agreement is terminated, Purchaser shall immediately return all such Confidential Information of the Company, all copies thereof and all information prepared by Purchaser based upon the same.  The above limitations on use, dissemination and disclosure shall not apply to Confidential Information that (i) is learned by Purchaser from a third party under no obligation of confidentiality; (ii) becomes known publicly other than through any act or omission of Purchaser or any party who received the same through Purchaser; provided, however, that Purchaser has no knowledge that the disclosing party was subject to an obligation of confidentiality; (iii) is required by law or court order to be disclosed by Purchaser; (iv) is independently developed by Purchaser or any of its Affiliates without the use of any Confidential Information received from the Company or the Shareholders; or (v) is disclosed with the express prior written consent thereto of the Company or the Shareholders.  Purchaser shall undertake all necessary steps to ensure that the secrecy and confidentiality of such Confidential Information will be maintained in accordance with the provisions of this subsection (a).

(b) With respect to Confidential Information concerning Purchaser and its Affiliates that is made available to the Shareholders pursuant to the provisions of this Agreement, the Shareholders and the Company agree that they shall hold such Confidential Information in strict confidence, shall not use such Confidential Information except for the sole purpose of evaluating, and performing the Shareholders’ or the Company’s obligations and exercising the Shareholders’ and the Company’s rights under, this Agreement, and shall not disseminate or disclose any of such Confidential Information other than to the Company’s directors, officers, employees, affiliates, agents and representatives who need to know such information for the sole purpose of evaluating, or performing the Company’s obligations or exercising the Company’s rights under, this Agreement and the related transactions (each of whom shall be informed by the Shareholders or the Company of the confidential nature of the Confidential Information and directed by such party to treat the Confidential Information confidentially).  If this Agreement is terminated, the Shareholders agree to return immediately all Confidential Information, all copies thereof and all information prepared by either of the Shareholders or the Company based upon the same.  The above limitations on use, dissemination and disclosure shall not apply to Confidential Information that (i) is learned by the Shareholders or the Company from a third party under no obligation of confidentiality; (ii) becomes known publicly other than through any act or omission of the Shareholders or the Company or any party who received the same through the Shareholders or the Company; provided, however, that the Shareholders and the Company have no knowledge that the disclosing party was subject to an obligation of confidentiality; (iii) is required by law or court order to be disclosed by the Shareholders or the Company; (iv) is independently developed by the Company or the Shareholders without the use of any Confidential Information received from the Purchaser or its Affiliates or (v) is disclosed with the express prior written consent thereto of Purchaser.  The Shareholders and the Company agree to undertake all necessary steps to ensure that the secrecy and confidentiality of the Confidential Information will be maintained in accordance with the provisions of this subsection (b).

(c) Notwithstanding anything contained in this Section to the contrary, in the event a Party is required by court order or subpoena to disclose Confidential Information that is subject to the confidentiality obligations hereunder, prior to such disclosure, the disclosing Party shall:  (i) promptly notify the non-disclosing Party and, if having received a court order or subpoena, deliver a copy of the same to the non-disclosing Party; (ii) cooperate with the non-disclosing Party at the expense of the non-disclosing Party in obtaining a protective or similar order with respect to such information; and (iii) provide only such of the Confidential Information of the non-disclosing Party as the disclosing Party is advised by its counsel is necessary to strictly comply with such court order or subpoena.

(d) On and after the Closing, the Shareholders shall hold in strict confidence all Confidential Information of the Company and the Business and shall not disclose, publish or make use of such knowledge or information without the consent of the Purchaser.

Section 7.2 Non-Competition.

Each Shareholder covenants and agrees with the Purchaser that during the period commencing on the Closing Date and terminating on the later of: (i) the fourth (4th) year anniversary of this Agreement; and (ii) two (2) years after the latest date such Shareholder was employed by the Company or the Purchaser or any Affiliate of the Company or the Purchaser (the “Non-compete Term”), he or she, as the case may be, will not, without the prior written consent of the Purchaser, which may be withheld or given in its sole discretion, directly or indirectly, or individually or collectively within the United States of America, engage in any activity or act in any manner, including but not limited to, as an individual, owner, sole proprietor, founder, associate, promoter, partner, joint venturer, shareholder (other than as the record or beneficial owner of less than five percent (5%) of the outstanding shares of a publicly traded corporation), officer, director, trustee, manager, employer, employee, licensor, licensee, principal, agent, salesman, broker, representative, consultant, advisor, investor or otherwise for the purpose of establishing, operating, assisting or managing any business or entity that is engaged in activities that are competitive with the “business of the Company” and located within two hundred and fifty (250) miles of any operating location of the Company, including any Stations, the Purchaser or any Affiliate of the Company or the Purchaser.  For the purposes hereof, the “business of the Company” shall be determined to be the business that the Company, the Purchaser or any Affiliates of the Company or the Purchaser, is engaged in on the earlier of (i) the end of the Non-compete Term; or (ii) the date that the Shareholders are no longer employed by the Company or the Purchaser or any Affiliate of the Company or the Purchaser.

Section 7.3 Non-Solicitation.

Each Shareholder covenants and agrees with the Purchaser that during the period commencing on the Closing Date and terminating on the later of: (i) the fourth (4th) year anniversary of this Agreement; and (ii) three (3) years after the latest date such Shareholder was employed by the Company or the Purchaser or any Affiliate of the Company or the Purchaser, he and she will not, without the prior written consent of Purchaser, which may be withheld or given in its sole discretion, act in any manner, including but not limited to, as an individual, owner, sole proprietor, founder, associate, promoter, partner, joint venturer, shareholders (other than as the record or beneficial owners of less than five percent (5%) of the outstanding shares of a publicly traded corporation), officer, director, trustee, manager, employer, employee, licensor, licensee, principal, agent, salesman, broker, representative, consultant, advisor, investor or otherwise, directly or indirectly, to: (i) solicit, counsel or attempt to induce any person who is then in the employ of the Company or the Purchaser or any Affiliate of the Company or the Purchaser, or who is then providing services as a consultant or agent of the Company or the Purchaser or any Affiliate of the Company or the Purchaser, to leave the employ of or cease providing services, as applicable, to the Company or the Purchaser or any Affiliate of the Company or the Purchaser, or employ or attempt to employ any such person or persons who at any time during the preceding one (1) year was in the employ of, or provided services to, the Company or the Purchaser or any Affiliate of the Company or the Purchaser; or (ii) solicit, bid for or perform for any of the then current customers of the Company or the Purchaser or any Affiliate of the Company or the Purchaser (defined as a customer who has done business with the Company or the Purchaser or any Affiliate of the Company or the Purchaser within a year) any services of the type the Company or the Purchaser or any Affiliate of the Company or the Purchaser performed for such customer at any time during the preceding one (1) year period.

Section 7.4 Injunctive Relief.

The Parties agree that the remedy of damages at law for the breach by any of them of any of the covenants, obligations or other provisions contained in this Agreement, including those in Sections 7.1 (Confidentiality), 7.2 (Non-Competition), and 7.3 (Non-Solicitation) may be an inadequate remedy.  In recognition of the irreparable harm that a violation of such covenants may cause the Party or Parties whom such covenants, obligations or other provisions benefit, the Parties agree that in addition to any other remedies or relief that may be available to them, such injured Party shall be entitled seek (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction against and restraining an actual or threatened breach, violation or violations.  The Parties agree that both damages and specific performance may be proper modes of relief and are not to be considered alternative remedies.

Section 7.5 Further Acts and Assurances; Inspection.

The Parties agree that, at any time and from time to time, on and after the Closing Date, upon the reasonable request of any other Party, they will do or cause to be done all such further acts and things and execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered any and all papers, documents, instruments, agreements, assignments, transfers, assurances and conveyances as may be necessary or desirable to carry out and give effect to the provisions and intent of this Agreement and the Ancillary Agreements.  In addition, from and after the Closing Date, the Purchaser will (i) afford to the Shareholders and their attorneys, accountants (including Cornick, Garber & Sandler, LLP) and other representatives, at Shareholders’ sole cost and expense, access, during normal business hours, to such personnel, books and records of the Company and the Purchaser as may reasonably be requested or required in connection with (A) the preparation of financial information or the filing of Tax Returns, (B) the preparation of the Delivery Date Deliverables and (C) the monitoring and verification of the collection of Closing Date Accounts Receivable and Uncollected Accounts Receivable and the payment of Closing Date Accounts Payable identified after the Reconciliation Date, and (ii) cooperate in all reasonable respects in connection with claims and proceedings asserted by or against third parties, relating to or arising from the transactions contemplated hereby and any post-Closing litigation that covers the pre-Closing period, including, without limitation, providing all necessary information and testifying in connection with such litigation.

Section 7.6 Public Announcements.

(a) Neither the Shareholders nor the Purchaser, shall disclose to the public or to any third party the existence of this Agreement or the transactions contemplated hereby or any other material nonpublic information (as construed pursuant to Regulation FD under the Securities Act) concerning or relating to any Party hereto, other than with the express prior written consent of the Party regarding whom such disclosure would be made; provided, however, that disclosure may be made (a) to the minimum extent as may be required by law or court order, or (b) to enforce the rights of such disclosing Party under this Agreement; provided further, however, that notwithstanding anything to the contrary contained in this Agreement, any Party hereto may disclose this Agreement to any of its directors, officers, employees, shareholders, affiliates, agents and representative who need to know such information for the sole purpose of evaluating, or performing its obligations or exercising its rights under this Agreement.

(b) Notwithstanding anything contained in this Section to the contrary, in the event a Party is required by court order or subpoena to disclose material nonpublic information of another Party, prior to such disclosure, the disclosing Party shall: (i) promptly notify the non-disclosing Party and, if having received a court order or subpoena, deliver a copy of the same to the non-disclosing Party; (ii) cooperate with the non-disclosing Party at the expense of the non-disclosing Party in obtaining a protective or similar order with respect to such information; and (iii) provide only such of the Confidential Information of the non-disclosing Party as the disclosing Party is advised by its counsel is necessary to strictly comply with such court order or subpoena.

(c) The Purchaser shall have the right to make such public disclosures of this Agreement and the transactions contemplated hereby as it determines in good faith are required under applicable federal securities laws, in which event the contents of any such disclosure shall be submitted to the Shareholders for review and approval no later than two (2) Business Days prior to the proposed disclosure.

(d) The Parties anticipate issuing a mutually acceptable joint press release announcing the consummation of the transactions provided for herein.

Section 7.7 Termination of Shareholders’ Agreement.

Each of the Shareholders hereby terminates any and all agreements, arrangements or understandings between or among such Shareholders that relate in any way to the voting, ownership or disposition of the Shares or to the distribution of Company profits or funds, including, but not limited to, any and all Shareholders Agreements involving the Shareholders.

Section 7.8 Tax Matters.

(a) The Shareholders shall bear and be responsible for the payment of all Taxes related to, or that arise as a result of the transfer of the Shares or otherwise arise out of the transactions contemplated by this Agreement (including all Taxes measured by the income of the Shareholders, if any) that are imposed by any state, local, federal or foreign governmental authority, including any political subdivision thereof, notwithstanding the Party upon which such Taxes are actually imposed.

(b) The Shareholders shall prepare and timely file, or shall cause to be prepared and timely filed, solely at their own expense, all Tax Returns in respect of the Company that relate to Tax periods ending on or before the Closing Date but that are required to be filed after the Closing Date.  Such Tax Returns shall be prepared in a manner consistent with the past practices of the applicable Company, unless otherwise required by Applicable Law.  The Shareholders shall pay, or cause to be paid, all Taxes due with respect to any Tax Return subject to this Section 7.8(b), other than Taxes which have been included within the Closing Date Accounts Payable and the Closing Date Working Capital, and only provided Purchaser has been paid all of its Deficit Working Capital Amount.

(c) The Purchaser shall prepare and timely file, or cause to be prepared and timely filed, any Tax Return required to be filed by the Company for a Straddle Period (each a “Straddle Period Tax Return”).  Such Tax Returns shall be prepared in a manner consistent with the past practices of the Company, unless otherwise required by Applicable Law.  The Purchaser shall deliver a draft of each such Tax Return to the Shareholders’ Agent at least twenty (20) Business Days prior to the due date for the filing of such Tax Return for the Shareholders’ Agent’s review and comment, and the Purchaser shall incorporate the Shareholders’ Agent’s reasonable comments received within fifteen (15) Business Days thereafter.  The Shareholders shall pay to the Purchaser the amount of Taxes shown as due on each Straddle Period Tax Return that are allocable to the portion of the Straddle Period ending on the Closing Date other than Taxes which have been included within the Closing Date Accounts Payable and the Closing Date Working Capital, and only provided Purchaser has been paid all of its Deficit Working Capital Amount.  The Shareholders shall make such payment to the Purchaser at least five (5) Business Days before payment of such Taxes must be made to avoid incurring any penalties or interest.  For purposes of determining the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date, (i) the amount of any Tax based on or measured by income or receipts shall be determined based on an interim closing of the books as of the close of business on the Closing Date, except that exemption, allowances, or deductions that are calculated on an annual or other periodic basis, such as the deduction for depreciation, shall be apportioned pro rata and (ii) the amount of any other Tax shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period that is deemed to end on the Closing Date and the denominator of which is the total number of days in the entire Straddle Period.

(d) The Purchaser and the Shareholders agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to the Company, including access to books and records, as is reasonably necessary for the filing of all Tax Returns by the Purchaser or the Shareholders, the making of any election relating to Taxes, the preparation for any audit by any Governmental Authority and the prosecution or defense of any action, claim, suit or proceeding relating to any Tax.  The Purchaser and the Shareholders shall retain all books and records with respect to Taxes pertaining to the Company for a period of at least six (6) years following the Closing Date.  The Purchaser and the Shareholders shall cooperate fully with each other in the conduct of any action, audit, litigation or other proceeding relating to Taxes involving the Company.

(e) Each of the Purchaser and the Shareholders shall promptly notify the other upon receipt of written notice of any inquiries, claims, assessments, action, audits or similar events with respect to Taxes that may give rise to a claim for indemnification under ARTICLE VI (any such inquiry, claim, assessment, action, audit or similar event, a “Tax Matter”).  Any failure to so notify the other Party of any Tax Matter shall not relieve such other Party of any liability with respect to such Tax Matter except to the extent such Party was actually prejudiced as a result thereof.

(f) With respect to any Tax Matter relating to a taxable period ending on or before the Closing Date, the Shareholders shall have the right, at their own expense, to control the conduct of such Tax Matter unless the Shareholders fail to notify Purchaser in writing of their election to control such Tax Matter within ten (10) days of the Shareholders’ receipt of notice of such Tax Matter in accordance with Section 7.8(e); provided, however, that (i) the Shareholders’ Agent shall keep Purchaser reasonably informed as to the status of such Tax Matter and (ii) if the resolution of such Tax Matter would reasonably be expected to have a material adverse effect on the Tax liability of the Purchaser or any of its Affiliates (including the Company after Closing) for any taxable period ending after the Closing Date, then the Purchaser shall be entitled to participate in such Tax Matter and the Shareholders shall not settle or otherwise compromise such Tax Matter without the Purchaser’s written consent, which shall not be unreasonably withheld, conditioned, or delayed.  If the Shareholders do not elect to control a Tax Matter subject to this Section 7.8(f), within the time period set forth above, then the Purchaser shall control such Tax Matter at Shareholders’ expense; provided, however, that (A) the Purchaser shall keep the Shareholders’ Agent reasonably informed as to the status of such Tax Matter and (B) the Purchaser shall not settle or otherwise compromise such Tax Matter without the Shareholders’ Agent’s written consent, which shall not be unreasonably withheld, conditioned, or delayed.

(g) The Purchaser shall have the right, at its own expense, to control the conduct of any Tax Matter relating to a Straddle Period; provided, however, that (i) the Purchaser shall keep the Shareholders reasonably informed as to the status of such Tax Matter and (ii) if the resolution of such Tax Matter would reasonably be expected to have a material adverse effect on the liability of the Shareholders for Taxes under this Agreement, then the Shareholders shall be entitled to participate in such Tax Matter and the Purchaser shall not settle or otherwise compromise such Tax Matter without the Shareholders’ Agent’s written consent, which shall not be unreasonably withheld, conditioned, or delayed.

(h) The Shareholders shall be entitled to an amount equal to any Tax refunds (including any interest paid thereon) related to a taxable period, or the portion of any Straddle Period (determined in accordance with Section 7.8(c)), ending on or before the Closing Date to the extent such Taxes have been or were actually paid by the Company prior to the Closing Date or were otherwise taken into account in determining Closing Date Working Capital.  The Purchaser shall promptly notify the Shareholders’ Agent in writing of any such Tax refund(s) received by the Company after the Closing in respect of such Taxes, and shall forward to the Shareholders any refunds (including any interest paid thereon) after receipt thereof.

(i) In the event of any conflict or overlap between the provisions of this Section 7.8 and Article VI, the provisions of this Section 7.8 shall control.

(j) The Parties agree that any payments pursuant to Article VI shall be treated for all Tax purposes as an adjustment to the Purchase Price unless otherwise required by Applicable Law.

Section 7.9 Resolution of Disputes.

(a) Except with respect to disputes relating to the Closing Balance Sheet that are to be handled exclusively under Section 1.4, and except for matters for which injunctive relief is the prescribed remedy under Section 7.4, subject to the provisions of Section 7.9(b), any dispute, difference or controversy arising under this Agreement regarding the payment of money shall be settled by arbitration.  Any arbitration pursuant to this Section 7.9 shall be held before a single arbitrator (the “Arbitrator”) selected from and administered by American Arbitration Association in accordance with its then existing arbitration rules or procedures regarding commercial or business disputes.  Except as otherwise set forth herein, each Party shall bear its own expenses for counsel and other out-of-pocket costs in connection with any resolution of a dispute, difference or controversy.  Any arbitration shall take place in Wilmington, Delaware or at such other location as the Parties may agree upon.  The Parties agree that, in any arbitration the Parties shall, to the maximum extent possible, have such rights as to the scope and manner of discovery as are permitted in the Federal Rules of Civil Procedure and consent to the entry of any order of any court of competent jurisdiction necessary to enforce such discovery.  In submitting the dispute to the Arbitrator, each of the Parties shall concurrently furnish, at its own expense, to the Arbitrator and the other Parties such documents and information as the Arbitrator may request.  Each Party may also furnish to the Arbitrator such other information and documents as it deems relevant, with the appropriate copies and notification being concurrently given to the other Party.  Neither Party shall have or conduct any communication, either written or oral, with the Arbitrator without the other Party either being present or receiving a concurrent copy of such written communication.  The Arbitrator may conduct a conference concerning the objections and disagreements between the Parties, at which conference each Party shall have the right to (i) present its documents, materials and other evidence (as previously provided to the Arbitrator and the other Parties), and (ii) to have present its or their advisors, accountants and/or counsel.  The Arbitrator shall make his award in accordance with and based upon all the provisions of this Agreement, and judgment upon any award rendered by the Arbitrator shall be entered in any court having jurisdiction thereof.  The fees and disbursements of the Arbitrator shall be borne equally by the Parties, with each Party bearing its own expenses for counsel and other out of pocket costs.  The Arbitrator is specifically authorized to award costs and attorneys’ fees to the Party substantially prevailing in the arbitration and shall do so in any case in which he believes the arbitration was not commenced in good faith.  Any award of attorneys’ fees shall not be subject to any basket, cap or other limitation imposed under Article VI of this Agreement.

(b) The Parties acknowledge that in the case of disputes regarding matters other than the payment of money, damages may be insufficient to remedy a breach of this Agreement and that irreparable harm may result from a breach of this Agreement.  Accordingly, the Parties consent to the award of preliminary and permanent injunctive relief and specific performance to remedy any material breach of this Agreement, regarding disputes other than the payment of money, without limiting any other rights or remedies to which the Parties may be entitled under law or equity.  Either Party may pursue injunctive relief or specific performance in any court of competent jurisdiction located in Wilmington, Delaware.

(c) By agreeing to this binding arbitration provision, the Parties understand that they are waiving certain rights and protections that may otherwise be available if a Dispute between the Parties were determined by litigation in court, including, without limitation, the right to seek or obtain certain types of damages precluded by this Section 7.9, the right to a jury trial, certain rights of appeal, and a right to invoke formal rules of procedure and evidence.

Section 7.10 Change and Use of Name.

Shareholders shall (i) cause SBA Global Logistics to cease to use and to cease to grant any licenses to use any name containing the terms “SBA”, “SBA Global”, “SBA Global Logistics” or any name, slogan, logo or trademark that uses “SBA”, “SBA Global”, “SBA Global Logistics” or that is similar to any of trademarks acquired by Purchaser and will take, and (ii) cause SBA Global Logistics to take such actions as Purchaser may reasonably request to enable Purchaser and its Affiliates to use such names, slogans, logos or trademarks.  As promptly as practicable following the Closing Date, the Shareholders shall cause SBA Global Logistics to change its name to a name that does not include any of the terms set forth above or any name, slogan, logo or trademark that is similar to such name or any of the trademarks acquired by Purchaser.

ARTICLE 8

MISCELLANEOUS

Section 8.1 Definitions.

For purposes of this Agreement, the following terms have the meanings specified:

“Affiliate” of a Person means any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person.  The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Entity” or “Affiliated Entities” has the meaning set forth in Section 4.5(a)(ii) of this Agreement.

“Aged Accounts Receivable” means accounts receivable aged beyond 90 days of invoice date.

“Agreement” has the meaning set forth in the introductory paragraphs of this Agreement.

“Ancillary Agreements” means the documents, instruments and agreements to be executed and/or delivered pursuant to this Agreement or any Ancillary Agreement including, without limitation, the Escrow Agreement and the Shareholders’ Schedules.

“Applicable Law” or “Applicable Laws” means any and all laws, ordinances, constitutions, regulations, statutes, treaties, rules, codes, licenses, certificates, franchises, permits, requirements and Injunctions adopted, enacted, implemented, promulgated, issued or entered by or under the authority of any Governmental Authority having jurisdiction over a specified Person or any of such Person’s properties or assets.

“Arbitrator” has the meaning set forth in Section 7.9 of this Agreement.

“Bank Indebtedness” means all outstanding bank and other loans, notes, lines of credit, debt instruments, and other indebtedness to third parties, excluding trade payables, capital leases and other current Liabilities reflected in the Financial Statements or incurred in the ordinary course of business after the latest date of the Financial Statements, but shall not include any loans or other indebtedness under the Bank of America Corporate Purchasing Card Agreement.

“Business” as used in this Agreement means the transportation logistics business carried on by the Company immediately prior to the Closing Date.

“Business Day” means a calendar day other than Saturday, Sunday or any day on which banks located in New York City, New York are required or authorized to close.

“Cause” means with respect to any Person, (i) such Person’s engaging in or commission of a felony or any other crime involving moral turpitude, fraud, misrepresentation, embezzlement or theft; (ii) such Person’s engaging in any activity that is harmful (including, without limitation, alcoholic or other self-induced affliction), in a material respect, to the Company or its Affiliates, monetarily or otherwise, as determined by the Purchaser, including, without limitation, conduct which reflects adversely upon, or making any remarks disparaging of, the Company or any of its Affiliates, or any of their respective officers, employees, managers, members, directors or stockholders, or related entities, or any willful act that is likely to injure the reputation, business or a business relationship of the Company or any of its Affiliates, including, without limitation, sexual harassment; (iii) such Person’s material malfeasance (including without limitation, any intentional act of fraud or theft or the intentional misrepresentation of any material financial or other operating results of the Company or any of its Affiliates), misconduct or gross negligence in connection with the performance of his or her duties as an employee of the Company or any of its Affiliates; (iv) such Person’s material breach of any confidentiality, non-competition, non-solicitation or assignment of inventions obligation to the Company or any of its Affiliates under any agreement with the Company or any of its Affiliates, or of a policy or code of conduct of the Company or any of its Affiliates, which, to the extent capable of being cured, has not been cured within ten (10) days of written notice furnished by the Company to such Person; or (v) such Person’s repeated or continuing refusal or failure to carry out directives or instructions of the Purchaser which are communicated to such Person and which are consistent with the scope and nature of the duties and responsibilities of the Person’s title.

“Claim Notice” has the meaning set forth in Section 6.4(a) of this Agreement.

“Claims” has the meaning set forth in Section 6.1(a) of this Agreement.

“Closing” has the meaning set forth in Section 1.1 of this Agreement.

“Closing Balance Sheet” has the meaning set forth in Section 1.3(b) of this Agreement

“Closing Date” has the meaning set forth in Section 2.1 of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute, and the rules and regulations promulgated thereunder.

“Competing Business” has the meaning set forth in Section 4.18 of this Agreement.

“Confidential Information” means and includes, with respect to a Party, any and all: (a) trade secrets concerning the business and affairs of such Party, data, know-how, compositions, processes, designs, sketches, photographs, graphs, drawings, inventions and ideas, past, current, and planned research and development, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs (including object code and source code), computer software and database technologies, systems, structures and architectures (and related processes, formulae, composition, improvements, devices, know-how, inventions, discoveries, concepts, ideas, designs, methods and information), and any other information, however documented, that is a trade secret within the meaning of Applicable Law; and (b) information concerning the business and affairs of such Party, which includes historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of Key Employees and personnel training techniques and materials, however documented, that has been or may hereafter be provided or shown to a receiving Party by such Party or by the directors, officers, employees, agents, consultants, advisors, or other representatives including legal counsel, accountants and financial advisors of such Party or is otherwise obtained from review of such Party’s documents or property or discussions with such Party or its representatives, irrespective of the form of the communication, and also includes all notes, analyses, compilations, studies, summaries, and other material prepared by the receiving Party based, in whole or in part, on any information included in the foregoing.

“Consolidators” means SBA Consolidators, Inc., a New York corporation.

“Encumbrance” means and includes:

(a) with respect to any personal property, any intangible property or any property other than real property, any security or other property interest or right, claim, lien, pledge, option, charge, security interest, contingent or conditional sale, or other title claim or retention agreement or lease or use agreement in the nature thereof, interest or other right or claim of third parties, whether voluntarily incurred or arising by operation of law, and including any agreement to grant or submit to any of the foregoing in the future (other than the consents required with respect to the agreements and permits listed on Schedule 6.1(a) hereto); and

(b) with respect to any real property (whether and including owned real estate or leased real estate), any mortgage, lien, easement, interest, right of way, condemnation or eminent domain proceeding, encroachment, any building, use or other form of restriction, encumbrance or other claim (including adverse or prescriptive) or right of third parties (including Governmental Authorities), any lease or sublease, boundary dispute, and agreements with respect to any real property including: purchase, sale, right of first refusal, option, construction, building or property service, maintenance, property management, conditional or contingent sale, use or occupancy, franchise or concession, whether voluntarily incurred or arising by operation of law, and including any agreement to grant or submit to any of the foregoing in the future (other than the consents required with respect to the agreements and permits listed on Schedule 6.1(a) hereto).

“Environmental Laws” means any and all Applicable Laws (a) regulating the use, treatment, generation, transportation, storage, control or disposal of any Hazardous Material, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.),

the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), and the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), and/or (b) relating to the protection, preservation or conservation of the environment and public or worker health and safety, all as existing, defined or interpreted as of the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Family Member” with respect to any natural Person means the following relatives of such Person and the entities designated: any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing such Person’s household (other than a tenant or employee), a trust in which these persons have more than fifty percent (50%) of the beneficial interest, a foundation in which these persons control the management of assets, and any other entity in which these persons own more than fifty percent (50%) of the voting interests.

“Financial Statements” shall mean such consolidated financial statements of the Company and its Subsidiaries for its three most recently completed fiscal years ended August 31, 2012, August 31, 2013 and August 31, 2014, audited by Cornick, Garber & Sandler, LLP accompanied by an audit report that contains no material qualifications and identifies no material exceptions to GAAP; and the unaudited interim financial statements of the Company prepared by management for the seven month period ending March 31, 2015.

“Fundamental Representations” shall mean the representations and warranties set forth in Sections 4.1, 4.2, 4.3, 4.4, 4.5, the first two sentences of Section 4.6, 4.12, and 4.28.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Financial Accounting Standards Board, which are applicable to the facts and circumstances on the date of determination.

“Governmental Authority” means any: (a) U.S. federal or state government; or (b) U.S. federal or state governmental authority (including any governmental agency, branch, board, commission, department, instrumentality, office or other entity, and any court or other tribunal).

“Hazardous Materials” means any and all (a) dangerous, toxic or hazardous pollutants, contaminants, chemicals, wastes, materials or substances listed or identified in, or directly or indirectly regulated by, any Applicable Laws, including Environmental Laws, and (b) any of the following, whether or not included in the foregoing: polychlorinated biphenyls, asbestos in any form or condition, urea formaldehyde, petroleum, including crude oil or any fraction thereof, natural gas, natural gas liquids, liquefied natural gas, synthetic gas usable for fuel or mixtures thereof, nuclear fuels or materials, chemical wastes, radioactive materials, explosives and known carcinogens.

“Indemnitee” has the meaning set forth in Section 6.4(a) of this Agreement.

“Indemnitor” has the meaning set forth in Section 6.4(a) of this Agreement.

“Independent Accountants” has the meaning set forth in Section 1.4(c) of this Agreement.

“Initial Closing Cash Payment” has the meaning set forth in Section 1.2(b)(i) of this Agreement.

“Injunction” means any and all writs, rulings, awards, injunctions (whether temporary, preliminary or permanent), judgments, decrees or orders (whether executive, judicial or otherwise) adopted, enacted, implemented, promulgated, issued or entered by or under the authority of any Governmental Authority.

“Instrument” or “Instruments” has the meaning set forth in Section 4.7(b) of this Agreement.

“Intellectual Property” means any and all (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations in part, revisions, extensions and reexaminations thereof; (b) trademarks, service marks, trade dress, logos, trade names, assumed names and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith; (c) copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith; (d) mask works and all applications, registrations and renewals in connection therewith; (e) trade secrets and confidential business information (including ideas, research and development, know how, technology, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals); (f) computer software (including data and related software program documentation in computer readable and hard copy forms); (g) other intellectual property and proprietary rights of any kind, nature or description, including web sites, web site domain names and other e-commerce assets and resources of any kind or nature; and (h) copies of tangible embodiments thereof (in whatever form or medium).

“Key Employee” means any employee, consultant or advisor, whose employment or service to the Company is material to the Business including but not limited to, all officers or directors, all Persons who are in charge of a material function or division within the Company, i.e., sales, marketing, transportation services, franchisee operations, etc., and all Persons who are responsible for any material customer accounts or relationships.

“Knowledge” or “to the knowledge” of the Company or the Shareholders as used in this Agreement, means to the extent of matters (i) which are actually known by Rosalin Poliseno, or (ii) which, based on facts of which Rosalin Poliseno is or should reasonably be aware  of after due inquiry to Gerald Blitstein or Arnold Goldstein.

“Liability” or “Liabilities” means any and all debts, liabilities and/or obligations of any type, nature or description (whether known or unknown, asserted or unasserted, secured or unsecured, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or to become due).

“Material Adverse Effect” or “Material Adverse Change” means, in connection with any Person, any event, change or effect that is materially adverse, individually or in the aggregate, to the condition (financial or otherwise), properties, assets, Liabilities, revenues, income, business, operations, results of operations or prospects of such Person, taken as a whole; including, but not limited, in the case of the Company, to any event, matter, change or effect to the condition (financial or otherwise), properties, assets, Liabilities, revenues, income, business, operations, results of operations or prospects of the Company, which would, in the reasonable determination of Purchaser, have or be expected to have, an economic or financial effect of $50,000 or greater.

“Material Contracts” has the meaning set forth in Section 4.17(a) of this Agreement.

“Material Sales Personnel” means all salespeople of the Company, other than the Shareholders, who are responsible for securing, managing and arranging more than two (2%) percent of the sales of the Company within the two years prior to, and  as of the Closing Date.

“Non-compete Term” has the meaning set forth in Section 7.2 of this Agreement.

“Objection Notice” has the meaning set forth in Section 1.4(b) of this Agreement.

“Ordinary Course of Business” means an action taken by a Person if such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person.

“Permit” means any and all permits, licenses, filings, authorizations, approvals, or indicia of authority (and any pending applications for approval or renewal of a Permit), to own, construct, operate, sell, inventory, disburse or maintain any asset or conduct any business as issued by any Governmental Authority.

“Permitted Transactions” has the meaning set forth in Section 4.10 of this Agreement.

“Person” means any individual, corporation (including any nonprofit corporation), general, limited or limited liability partnership, limited liability company, joint venture, estate, trust, association, organization, or other entity or Governmental Authority.

“Proceeding” means any suit, litigation, arbitration, hearing, audit, investigation or other action (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Purchaser Fundamental Representations” shall mean the representations and warranties set forth in Sections 5.1, 5.3, 5.4 and 5.6.

“Purchase Price” has the meaning set forth in Section 1.2(a) of this Agreement.

“Purchaser’s Schedules” has the meaning set forth in the introductory paragraph to Article IV.

“Regulated Substance” means any substance the manufacturing, processing, sale, generation, treatment, transportation, storage, disposal, labeling or other management or use of which is regulated by applicable Environmental Law.

“Related Person” or “Related Persons” means, with respect to a natural Person:

(c) each Family Member; and

(d) any Affiliate of a Family Member.

With respect to any other Person:

(i) any Affiliate of such Person; and

(ii) each Person that serves as a director, governor, officer, manager, general partner, executor or trustee of such Person (or in a similar capacity).

“Response Period” has the meaning set forth in Section 1.4(a) of this Agreement.

“Revenue Recognition Policy” means the Company’s practice of recognizing revenues and related costs at the time of pick-up from its customer rather than upon delivery to the final destination.

“Rights” means any and all outstanding subscriptions, warrants, options, voting agreements, voting trusts, proxies, or other arrangements or commitments obligating or which may obligate a Person to dispose of or vote any securities, including, without limitation, the Shares.

“SBA Global Logistics” means SBA Global Logistic Services, Inc., a New York corporation.

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholders” means Joseph Poliseno and Rosalin Poliseno.

“Shareholders’ Agent” has the meaning set forth in the introductory paragraphs to this Agreement.

“Shareholders’ Schedules” has the meaning set forth in the introductory paragraph to Article III.

“Shares” has the meaning set forth in the introductory paragraphs of this Agreement.

“Stations” has the meaning set forth in Section 4.22 of this Agreement.

“Straddle Period” means any period prescribed by any Governmental Authority for which a Tax Return is required to be filed or a Tax is required to be paid that begins before the Closing Date and ends after the Closing Date.

“Subsidiary” or “Subsidiaries” has the meaning set forth in Section 4.5(a)(i) of this Agreement.

“Tangible Personal Property” has the meaning set forth in Section 4.15 of this Agreement.

“Tax” or “Taxes” means (i) any and all net income, gross income, gross revenue, gross receipts, net receipts, ad valorem, franchise, profits, transfer, sales, use, social security, Medicare, employment, unemployment, disability, license, withholding, payroll, privilege, excise, value added, severance, stamp, occupation, property, customs, duties, real estate and/or other taxes, assessments, levies, fees or charges of any kind whatsoever imposed by any Governmental Authority, together with any interest or penalty relating thereto, and (ii) any payments under tax sharing arrangements with the Company

“Tax Return” or “Tax Returns” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including, without limitation, any schedule or attachment thereto, any amendment thereof, and any estimated report or statement.

“Waste” means any substance defined as such by any applicable Environmental Law.

“Working Capital” means the excess of (A) the Company’s current assets as of the Closing Date, excluding (i) cash, (ii) cash equivalents and marketable securities and (iii) Aged Closing Date Accounts Receivable, over (B) the Company’s current liabilities as of the Closing Date (which for the purposes of clarity shall include the Company’s accounts payable and accrued payables as of the Closing Date, however, as determined on or before the Reconciliation Date), each as determined using GAAP (modified by the Revenue Recognition Policy) applied on a basis consistent with those principles, methods, policies, classifications and estimation methodologies reflected by the Company in the preparation of its 2014 audited financial statements, and adjusted to exclude the Excluded Payables and the Excluded Receivables.  For purposes of clarity, in calculating Working Capital, the current assets and current liabilities of SBAC shall not be taken into account.

“WSM” means WSM Inc., a New York corporation.

Section 8.2 Cumulative Remedies; Waiver.

The rights and remedies of the Parties to this Agreement are cumulative and not alternative.  Neither the failure nor any delay by any Party in exercising any right under this Agreement or the documents referred to in this Agreement shall operate as a waiver of such right, and no single or partial exercise of any such right will preclude any other or further exercise of such right or the exercise of any other right.  Except as expressly set forth in this Agreement, no claim or right arising under this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party or Parties.  No waiver that may be given by a Party shall be applicable except in the specific instance for which it is given.  No notice to or demand on one Party will be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

Section 8.3 Notices.

All notices requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given, delivered and received upon delivery if delivered personally, or on the second business day after it shall have been deposited by certified or registered mail with postage prepaid, or sent by telex, telegram or telecopier, to the Parties at the addresses below, or at such other address or facsimile number for a Party as shall be specified by like notice to all Parties:

If to the Shareholders:	Mrs. Rosalin Poliseno P.O. Box 27 Sea Cliff, NY 11579
with a copy to:	Pryor Cashman LLP Lawrence A. Spector, Esq. 7 Times Square New York, New York 10036
If to the Purchaser:	Robert L. Hines, Jr. General Counsel Radiant Logistics, Inc. 405 114th Avenue, S.E. Bellevue, WA 98004
with a copy to:	Fox Rothschild LLP Stephen M. Cohen, Esq. 2000 Market Street, 20th Floor Philadelphia, PA 19103

Section 8.4 Entire Agreement; Assignment.

This Agreement, including all Exhibits and Schedules hereto, together with the Ancillary Agreements, constitutes the entire agreement among the Parties with respect to its subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, both written and oral, among the Parties or any of them with respect to such subject matter and shall not be assigned by operation of law or otherwise.

Section 8.5 Binding Effect; Benefit.

This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and assigns.  Nothing in this Agreement is intended to confer on any Person other than the Parties to this Agreement or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 8.6 Headings.

The descriptive headings of the sections of this Agreement are inserted for convenience only, do not constitute a part of this Agreement, and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.7 Counterparts.

This Agreement may be executed in two or more counterparts and delivered via facsimile, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.

Section 8.8 Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the laws that might otherwise govern under principles of conflicts of laws applicable thereto.  Venue in any action related to or arising from this Agreement shall be in Seattle, Washington

Section 8.9 Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 8.10 Expenses.

The Purchaser and Shareholders shall each pay all of their own fees and expenses incurred by them in connection with the transactions provided for hereunder, (the Company’s expenses being deemed the Shareholders’ expenses).

Section 8.11 Amendment and Modification.

This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered by Purchaser, the Company and Shareholders.

Section 8.12 Time of Essence.

Time is of the essence in this Agreement.

Section 8.13 Shareholders’ Agent.

(a) The Shareholders, pursuant to this Agreement, hereby appoint Rosalin Poliseno as the Shareholders’ Agent, who shall be the Shareholders’ representative and attorney-in-fact for each Shareholder.  The Shareholders’ Agent shall have the authority to act for and on behalf of each of the Shareholders, including without limitation, to amend this Agreement, to give and receive notices and communications, waivers and consents under this Agreement, to act on behalf of the Shareholders with respect to any matters arising under this Agreement, to authorize delivery to the Purchaser of cash and other property, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and commence, prosecute, participate in, settle, dismiss or otherwise terminate, as applicable, lawsuits and claims, mediation and arbitration proceedings, and to comply with orders of courts and awards on behalf of courts, mediators and arbitrators with respect to such suits, claims or proceedings, and to take all actions necessary or appropriate in the judgment of the Shareholders’ Agent for the accomplishment of the foregoing.  In addition to and in furtherance of the foregoing, the Shareholders’ Agent shall have the right to (i) employ accountants, attorneys and other professionals on behalf of the Shareholders, and (ii) incur and pay all costs and expenses related to (A) the performance of its duties and obligations as the Shareholders’ Agent hereunder, and (B) the interests of the Shareholders under this Agreement.  The Shareholders’ Agent shall for all purposes be deemed the sole authorized agent of the Shareholders until such time as the agency is terminated with notice to the Purchaser.  Such agency may be changed by the Shareholders from time to time upon not less than thirty (30) days prior written notice to the Purchaser; provided, however, that the Shareholders’ Agent may not be removed unless all of the Shareholders agree to such removal and to the identity of the substituted Shareholders’ Agent.  Any vacancy in the position of the Shareholders’ Agent may be filled by approval by those Shareholders who hold or held a majority of the Shares prior to the Closing.  No bond shall be required of the Shareholders’ Agent, and the Shareholders’ Agent shall not receive compensation for its services.  Notices or communications to or from the Shareholders’ Agent shall constitute notice to or from each of the Shareholders during the term of the Agreement.

(b) The Shareholders’ Agent shall not incur any liability with respect to any action taken or suffered by him or omitted hereunder as Shareholders’ Agent while acting in good faith and in the exercise of reasonable judgment.  The Shareholders’ Agent may, in all questions arising hereunder, rely on the advice of counsel and other professionals and for anything done, omitted or suffered in good faith by the Shareholders’ Agent based on such advice and the Shareholders’ Agent shall not be liable to anyone.  The Shareholders’ Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no covenants or obligations shall be implied under this Agreement against the Shareholders’ Agent; provided, however, that the foregoing shall not act as a limitation on the powers of the Shareholders’ Agent determined by him to be reasonably necessary to carry out the purposes of his obligations.  The Shareholders shall severally and pro-rata, in accordance with their respective pro-rata share of the Purchase Price, indemnify the Shareholders’ Agent and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Shareholders’ Agent and arising out of or in connection with the acceptance or administration of his duties under this Agreement.  Specifically, each Shareholder hereby agrees to reimburse the Shareholders’ Agent for his pro rata share of any reasonable and documented costs or expenses (including attorneys’ fees) incurred by the Shareholders’ Agent in pursuing a dispute pursuant to this Agreement.

(c) A decision, act, consent or instruction of the Shareholders’ Agent shall constitute a decision, act, consent or instruction from all of the Shareholders and shall be final, binding and conclusive upon each of the Shareholders.  The Purchaser may rely upon any such decision, act, consent or instruction of the Shareholders’ Agent as being the decision, act, consent or instruction of every such Shareholder.  The Purchaser is hereby relieved from any liability to any person for any acts done by it in accordance with such decision, act, consent or instruction of the Shareholders’ Agent.  In furtherance of the foregoing, any reference to a power of the Shareholders under this Agreement, to be exercised or otherwise taken, shall be a power vested in the Shareholders’ Agent.

Section 8.14 Construction.

(a) For purposes of this Agreement, whenever the context requires, the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(c) References to “$” in this Agreement shall refer in all cases to United States Dollars.

(d) Capitalized terms used in the Schedules to this Agreement shall have the same meanings ascribed to such terms in this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each of the Parties has executed or caused this Agreement to be executed as of the date first above written.

DATED:		SHAREHOLDERS:

June 8, 2015		/s/ Joseph Poliseno
Joseph Poliseno

June 8, 2015		/s/ Rosalin Poliseno
Rosalin Poliseno

June 8, 2015		/s/ Rosalin Poliseno
Rosalin Poliseno, Shareholders’ Agent

PURCHASER:

RADIANT LOGISTICS, INC.

June 8, 2015	By:	/s/ Bohn H. Crain
Bohn H. Crain, CEO

Exhibit A

(Form of Escrow Agreement)

Exhibit B

(Excluded Payable)

VOX	$150,000	Salt Lake City Station